DESERT SUN MINING CORP.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FINANCIAL PERIOD ENDED

DECEMBER 31, 2004

March 30, 2005

65 Queen Street West, Suite 810

Toronto, ON  M5H 2M5

Tel : 416-861-0341

Fax : 416-861-8165

www.desertsunmining.com

E-mail : info@desertsunmining.com

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TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

iii

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

iii

INCORPORATED BY REFERENCE

v

ITEM 2: CORPORATE STRUCTURE

1

2.1 Name and Incorporation

1

2.2 Intercorporate Relationships

1

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

2

3.1 Three Year History

2

3.2 Trends

5

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

9

4.1 General

9

4.2 Mineral Properties

10

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

68

5.1 Annual Information

68

5.2 Dividends

69

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

69

ITEM 7: MARKET FOR SECURITIES

69

ITEM 8: DIRECTORS AND OFFICERS

69

8.1 Name, Address, Occupation and Security Holding

69

8.2 Corporate Cease Trade Orders Or Bankruptcies

71

8.3 Penalties or Sanctions

71

8.4 Personal Bankruptcies

71

8.5 Conflicts Of Interest

71

ITEM 9: ADDITIONAL INFORMATION

72

NOTES

73

Metric Equivalents

73

Glossary of Terms

73

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to Desert Sun Mining Corp. (the “Company”), certain information contained herein constitutes “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management’s expectations regarding Desert Sun’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, exploration results and future plans and objectives of Desert Sun are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Desert Sun’s expectations are disclosed in its documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities and include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Desert Sun undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$”.

The closing, high, low and average exchange rates for the Canadian dollar in terms of United States dollars for the sixteen month period ended December 31, 2004, the twelve months ended August 31, 2003 and the twelve months ended August 31, 2002, as reported by the Bank of Canada, were as follows.

Year ended August 31

	2004	2003	2002

Closing	Cdn$1.20	Cdn$1.40	Cdn$1.56
High	1.40	1.59	1.61
Low	1.18	1.34	1.51
Average(1)	1.31	1.48	1.57

(1)

Calculated as an average of the daily noon rates for each period.

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Gold Prices

The closing, high, low and average afternoon gold fixing prices in United States dollars per troy ounce for each of the three years ended December 31, 2004, as quoted on the London Bullion Market, were as follows.

		Year ended December 31
	2004	2003	2002
Closing	US$438	US$416	US$347
High	454	416	349
Low	370	320	278
Average(1)	404	363	310

(1)

Calculated as an average of the daily noon rates for each period.

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INCORPORATED BY REFERENCE

The following documents are specifically incorporated by reference in this annual information form:

1.

The Company’s Annual Report 2004 (the “Annual Report”) including the consolidated financial statements of the Company for the sixteen months ended December 31, 2004 and the auditors’ report thereon, (the “Consolidated Financial Statements”) as well as Management’s Discussion and Analysis of these results.

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

Desert Sun Mining Corp. (the "Company") was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On August 20, 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., consolidated its common shares on a four to one basis and altered its post consolidation capital to consist of 10,000,000 common shares without par value. On February 20, 1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On March 14, 1990, the Company increased its authorized share capital from 10,000,000 to 25,000,000. On March 11, 1991, the Company changed its name to Yellow Point Mining Corp., consolidated its common shares on a six to one basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value. On August 26, 1994, the Company changed its name to Desert Sun Mining Corp., consolidated its common shares on a five to one basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value. On May 9, 1996, the Company subdivided its 25,000,000 common shares without par value into 50,000,000 common shares without par value, each share being subdivided into two shares and altered its authorized capital to consist of 50,000,000 common shares without par value. On May 19, 2000, the Company reduced its authorized share capital to 49,978,344 common shares without par value. During the first quarter of the 2003 financial year, the Company adjusted the number of common shares outstanding, decreasing such number by 66. On March 20, 2003, the Company filed Articles of Continuance pursuant to section 187 of the Canada Business Company’s Act (“CBCA”) to continue the company from British Columbia under the provisions of the CBCA. Also on March 20, 2003, the Company amended its Articles to increase its authorized share capital to an unlimited number of common shares without par value. As of the date of this Annual Information Form, there were 84,239,043 common shares without par value issued and outstanding.

The head office and registered office of the Company is located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5, Canada.

2.2 Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of the Company, their respective jurisdictions of existence and the Company's current voting and equity interest therein. As used in this annual information form, except as otherwise required by the context, reference to the “Company” means Desert Sun Mining Corp. and its subsidiaries.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

The following is a summary of the general development of the business of the Company over the most recently completed three fiscal years (the 2004 fiscal year was a sixteen month period due to a change in year-end).

Fiscal 2002

The Company terminated its involvement in the Tubutama Borate Project in Mexico in order to focus its efforts on the Bahia gold belt.

On January 8, 2002, the Company entered into a letter of intent with William Multi-Tech Inc. (formerly William Resources Inc.) (“William”) whereby William agreed to option its Jacobina gold property in Brazil to the Company.

On May 17, 2002, the Company entered into a revised agreement with William, whereby William granted the Company the option to earn a 51% interest in William’s wholly owned subsidiary, Jacobina Mineracao e Comercio Ltda. (“JMC”), which owns the mineral rights, mines and a 3,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil. The total land position involved is approximately 64 kilometres long and two to four kilometres wide. To earn the 51% interest in JMC, the Company was required to spend US$2,000,000 exploring the Jacobina property prior to December 31, 2004.

On September 20, 2002, the Company entered into a Memorandum of Understanding (“MOU”), pursuant to which JMC granted the Company an option to acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and paying a further $5 million in cash within 90 days of earning the initial 51% interest, of which up to $3,000,000 could be satisfied in equivalent value of shares in the Company.

On May 21, 2002, the Company completed a $100,000 private placement, which consisted of the sale of 500,000 units at $0.20 per unit. Each unit consisted of one common share and one non-transferable Series B share purchase warrant. Each Series B warrant entitles the holder to purchase one additional common share of the Company for $0.25 at any time up to and including April 17, 2003, or for $0.28 at any time after April 17, 2003 and on or before April 17, 2004. The proceeds from the private placement were used to increase general working capital. The Company did not pay a finder’s fee for this transaction.

On June 17, 2002, the Company announced that it had commenced planning for a major exploration program on the Jacobina property. The Company planned an integrated exploration program that was to commence with analysis of remote sensing data and compilation of historical data, using a geographical information system (GIS) and 3D-modelling software. The Company planned a detailed helicopter-borne magnetic, electromagnetic and radiometric survey at 100 metre line spacing and totalling approximately 2,500 line kilometres. Ground follow-up would include geological mapping, sampling, trenching and prospecting with ground geophysical surveys (induced polarization and electromagnetic) over selected targets. The Company planned over 7,000 meters of diamond drilling to follow-up known targets and certain new targets.

In August, 2002, the Company completed a $2.0 million equity placement. The proceeds of which were to be used to conduct the exploration program on the Jacobina project. The funds were raised in Europe and North America. The financing consisted of special warrants issued at a price of $0.40 per special warrant. Each special warrant is exercisable for no additional consideration into one common share and 0.6 of one non-transferable Series A share purchase warrant. Each whole Series A warrant is exercisable into one common share at $0.50 per share at any time on or before August 3, 2004.

Fiscal 2003

The Company completed two equity financings in the 2003 fiscal year for total gross proceeds of $10.7 million.

In February 2003, the Company issued 4,701,065 units at a price of $1.00 per unit for total gross proceeds to the Company of $4.7 million. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share of the Issuer at a price of $1.25 until August 2004.

In July 2003, the Company issued 4,545,455 units at a price of $1.10 per unit for total gross proceeds to the Company of $5 million. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share of the Issuer at a price of $1.35 until July 2005.

Following the completion of its July 2003 private placement financing, the common shares of the Company were listed and began trading on the Toronto Stock Exchange (“TSX”), under the symbol “DSM”.

In August 2003, the Company announced that Micon International through its independent qualified person Terry Hennessey, P.Geo., had reviewed and confirmed the updated mineral resource estimate prepared by the Company for Jacobina. Total measured and indicated mineral resources were 14,802,000 tonnes at 2.86 g Au/t containing 1,362,300 ounces of gold primarily in the Joao Belo and Itapicuru areas. These mineral resources, which were similar to the 1998 historical estimate, formed the basis for the feasibility study in progress at that time by SNC Lavalin Engineers & Constructors. Inferred mineral resources totaled 29,487,000 at 2.62 g Au/t containing, 479,500 ounces of gold. This was an increase of almost 200,000 ounces from the May 1998 historical estimate reflecting additions from drilling by the Company and re-interpretations at Morro do Vento and Serra do Corrego.

Fiscal 2004

In September 2003, the Company completed its expenditure requirements and exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (formerly, William Multi-Tech Inc.) (“VVI”). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per common share. As a result of the exercise of its option, the Company owns 100% of the Jacobina property.

In September 2003, the Company issued 8,115,000 common shares in the capital of the Company at a price of $1.38 per share for total gross proceeds to the Company of $11.2 million. Proceeds from the financings have been used to advance the exploration and development of the Jacobina property.

Also in September 2003, SNC Lavalin Engineers & Constructors (SNC) completed the feasibility study, which confirmed the economics of bringing the Jacobina Mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t, containing 758,600 ounces of gold. SNC prepared a design criteria for the process plant for a throughput of 4,200 tpd to meet planned production requirements. As a result of metallurgical tests by Lakefield Research, SNC concluded that a leach time of 24 hours would increase the recovery rate to 96.5% as compared to the historic rate of 92.3%. The capital cost was estimated by SNC to be US$33,857,000 million, excluding sustaining capital and mine closure costs. Net of revenue from pre-production, the capital cost was estimated to be $30,668,000. The financial analysis by SNC at a gold price of US$350/oz and an exchange rate of $R:$US of 3:1 estimated that the average cash cost would be US$189/oz over the 7-year life of the mine, excluding preproduction ore. The average amount of gold produced, excluding preproduction ore, was estimated to be approximately 102,500 ounces per year.

In November 2003, the Company completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole warrant will be exercisable at a price of $2.50 for a period of five years. The warrants were listed on the TSX, under the symbol “DSM.WT”.

In December 2003, SRK Consulting (Canada) Inc. (‘‘SRK’’) assessed the achievability and economics of higher underground production rates (the ‘‘Expanded Production Rate Assessment’’) on all categories of mineral resources, including inferred mineral resources, and to assess increased gold production rates and preliminary ‘‘order of magnitude’’ economics for the Jacobina mine. In the study dated December 2003, SRK concluded that it is reasonable for the Company to pursue a higher production rate at the Jacobina mine, in the range of 5,200 tonnes per day. SRK concluded that at this rate, Jacobina could produce an average of 154,000 mined ounces annually, based on a metallurgical recovery of 96.5%, at an estimated cash cost of US$165 per recovered ounce. A 5,200 tonne per day production rate would involve additional risk because a higher production rate is required, more capital is required up front, and the payback period is one year longer. SRK stated that the data used in the study is preliminary in nature with a high level of uncertainty, and also that if a higher Jacobina production rate is adopted as a goal of the Company, SRK recommended that a feasibility study be completed to verify the economics and the Company has this under consideration. The Expanded Production Rate Assessment is not adequate to definitively confirm the economics of the Jacobina property extended life-of-mine production scenarios. SRK cautioned that the results presented in the study were preliminary in nature and based on inferred mineral resources, which could not be converted to mineral reserves due to their uncertainty. There is no guarantee that further exploration will upgrade any of these inferred mineral resources.

As noted above, the Company changed its financial year end from August 31 to December 31 to coincide with the year end of its Brazilian subsidiaries. Under Brazilian law, the Brazilian subsidiaries are required to have a year end of December 31. The Company believed that it would be more cost efficient and in the best interest of the Company and its shareholders for both companies to have the same financial year end. The Company implemented this change by having a transition financial year of 16 months, the last day of which was December 31, 2004.

In July 2004, the Company received all operating and environmental permits required to re-start operations at the Jacobina Mine.

In August 2004, the common shares of the Company began trading on the American Stock Exchange, under the symbol ‘‘DEZ’’.

In October 2004, Bruce Humphrey, P.Eng, was appointed the President, Chief Executive Officer and a member of the Board of Directors of the Company. Stan Bharti, P.Eng., was appointed Chairman of the Board of Directors and Gerry McCarvill was appointed Vice Chairman of the Company.

Also in October 2004, the Company completed an equity financing pursuant to which it raised $20 million through the issuance of 13,793,103 units at a price of $1.45 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants were listed on the TSX, under the symbol “DSM.WT”.

In November and December 2004, the Company reported increases in the estimate of total measured and indicated mineral resources at the Jacobina mine. The revised estimate of total measured and indicated mineral resources is 24.8 million tonnes, grading 2.53 grams of gold per tonne, containing approximately 2.05 million ounces of gold. The inferred mineral resource estimate is 22.2 million tonnes, grading 2.61 grams of gold per tonne, containing approximately 1.9 million ounces of gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability. In preparing the revised mineral resource estimate, the Company used methods similar to those outlined by Micon International in its report entitled ‘‘A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil’’ dated August 2003.

Based upon the increased estimate of mineral resources, the Company revised its mineral reserve estimate for the Jacobina mine (Joao Belo zone) to 11,102,000 tonnes, grading 2.04 grams of gold per tonne, containing 727,000 ounces of gold. The revised estimate represents an increase of 44% from the estimate of 505,000 contained ounces of gold in the feasibility study completed by SNC Lavalin Engineers & Constructors, Inc. dated September 2003 (the ‘‘SNC Feasibility Study’’). The conversion rate of the new indicated mineral resource to mineral reserve is approximately 75%, which is comparable to the historical experience at the mine and to the conversion rate in the SNC Feasibility Study. The key parameters used to determine the mineral reserve estimate include: mining recovery rate of 80%; gold price of US$350 per ounce; dilution of one metre on both the hanging wall and on the footwall at grades indicated by diamond drilling; mineral resources and mineral reserves were estimated using the polygonal method on vertical longitudinal sections; assay cutting factor of 30 grams of gold per tonne; and a block cut-off grade of 1.33 grams of gold per tonne.

A technical report entitled ‘‘An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2004 Exploration Program for the Jacobina and Bahia Gold Belt Property, Bahia State, Brazil’’ relating to the revised mineral resource and mineral reserve estimates has been prepared by the Company and was filed via SEDAR on March 8, 2005. The authors of the report were Dr. William Pearson, P.Geo., the Vice President, Exploration of the Company and a qualified person under National Instrument 43-101, and Peter Tagliamonte, P.Eng., the Vice President, Operations and Chief Operating Officer of the Company and a qualified person under NI 43-101. The mineral resource and mineral reserve estimates are based on the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines.

Subsequent Events

On January 18, 2005, the Company announced the results of a reconnaissance diamond drill program that tested several target areas in the northern portion of the Bahia Gold Belt in Northeastern Brazil. In total, 10 holes totaling 2,000m were completed on selected targets over an area of 50 km by 5 km that were identified by geological mapping/sampling, soil geochemical sampling and induced polarization geophysical surveys. The most significant results were obtained from the Pindobacu area located 50km due north of the town of Jacobina. Drill hole PB-02 at Pindobacu intersected 5.46 g Au/t over a true width of 21.9m including higher grade portions grading 12.27 g Au/t over a true width of 4.7m and 10.22 g Au/t over 5.5 m true width. Hole PB-03, collared 250m south of PB-02, returned 1.46 g Au/t over a true width of 24.4m and Hole PB-01, collared 120m north of PB-02 intersected 7.20 g Au/t over a true width of 2.0m

On March 4, 2005, the Company entered into an agreement with BankBoston to purchase an average of 3 million Brazilian Real monthly in 2006 at a price of US$1 million. The amount under this agreement represents approximately 60% of the projected local currency 2006 capital and operating budgets of the Jacobina mine and the exchange rate under the agreement is in line with the exchange rate assumptions used in the SNC Feasibility Study.

On March 22, 2005, the Company completed a bought deal financing pursuant to which it raised $25 million through the issuance of 10,729,614 units at a price of $2.33 per unit. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants were listed on the TSX, under the symbol “DSM.WT”. Proceeds from the offering will be used to fund expansion of the exploration program in Pindabacu, Morro de Vento, Canavieras and Jacobina, as well as finance pre-feasibility and other development work at Morro do Vento and Canavieras. The Company has initiated its 2005 exploration program, which is planned to include at least 25,000 metres of diamond drilling.

On March 30, 2005, the Company announced that the first gold had been poured from its reactivated Jacobina Mine using ore from mine development. The processing of development ore began in early March with approximately 50,000 tonnes milled to the end of March 2005. Gold from production ore is planned to begin later in the second quarter.

3.2 Trends

The business of the Company is subject to a number of uncertainties including, but not limited, to the following.

Nature of Mining, Mineral Exploration and Development Projects

The Company’s mining operations and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Through high operational standards, emphasis on training and continuous improvement, Desert Sun works to reduce the mining risks. The Company also maintains insurance to cover normal business risk.

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company’s level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit’s size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Gold Price

The principal business of the Company will be the production of gold. Desert Sun’s profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing regions. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Desert Sun is better positioned than most of its competitors to withstand low commodity prices due to the relatively low cash cost per ounce expected at the Jacobina Mine. However, if, as a result of a sustained decline in gold prices, revenues from gold sales were to fall below cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, could be discontinued. The Company does not enter into gold price hedging programs, which would only be considered to the extent necessary to satisfy any lender requirements for loan transactions.

Estimates of Mineral Resources and Reserves

The mineral resource and reserve estimates included in this annual information form are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will eventually qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. Material changes in resources or reserves, stripping ratios or recovery rates may affect the economic viabilities of projects. The Company has engaged expert independent technical consultants to advise it with respect to mineral resources and reserves and project engineering, among other things. The Company believes that these experts are competent and that they have carried out their work in accordance with recognized industry standards. However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs in developing the Jacobina property.

Country Risk, associated with the Company’s operational focus on Brazil

All of Desert Sun’s property interests are located in Brazil and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability in that country. Brazil’s economy continues to strengthen and the Government continues to foster and promote political stability. Mineral exploration and mining activities may be affected to varying degrees by political stability and government regulations relating to the mining industry, including restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety. Any changes in regulations or shifts in political attitudes are beyond Desert Sun’s control and may adversely affect the Company’s business. The Company, at present, does not maintain political risk insurance for its foreign operations, and would only do so if required to finance the development of the expansion projects.

Currency Fluctuations

By virtue of its international operations, the Company incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially in the last three years. Desert Sun’s operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Real exchange rate as substantially all of the revenues will be earned in US dollars, while a substantial portion of the operating and capital expenditures will be in Brazilian Real. Desert Sun will actively hedge the United States dollar against strengthening of the Brazilian Real when this is considered prudent as it has done for 2006.

Financing risk, until such time as the Company is cash flow positive

In the absence of cash flow from operations, Desert Sun relies on the capital markets (equity, and potentially debt) to fund operations. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that additional funding will be available, or available under terms favourable to the Company. Failure to obtain such additional finance could result in delay or the indefinite postponement of further exploration and the development of additional mines along the Bahia Gold Belt.

Environmental and Other Regulatory Requirements

Desert Sun’s mining operations and exploration activities require permits from various government authorities, and are subject to extensive federal, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Desert Sun draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies.

The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to maintain or obtain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations.

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to, and the area of, mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties.

Desert Sun’s activities are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that is creating stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officer and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Desert Sun’s current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations on prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that such laws and regulations would not have an adverse effect on any mining project that Desert Sun may undertake. Desert Sun believes that it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Desert Sun and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

Risk of contingent liabilities

In September 2003 Desert Sun exercised its option to acquire 100% of the Jacobina property. To give effect to this acquisition, Desert Sun acquired a 100% interest in the equity of JMC. Under the agreement, VVI provided certain indemnities to Desert Sun for liabilities not settled and/or recorded at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities; liabilities to third parties; as well as labour and health related claims by ex employees, which are being contested in court. It is management’s belief that the labour related claims are substantially without merit and Desert Sun and VVI intend to defend the actions vigorously. To date, VVI has met all of its obligations under the indemnity agreement.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

Competition

The Company competes with many international companies that have substantially greater financial and technical resources than it has for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage mining companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Dividends

All of the Company’s available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on the common shares of the Company in the foreseeable future.

Enforcement of Civil Liabilities

As substantially all of the Company’s assets and the assets of its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the Company’s assets or the assets of its subsidiaries or its directors and officers residing outside of Canada.

Dependence on Outside Parties

The Company has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Conflicts Of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

The Company is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Jacobina project is currently at the development stage, as none of the properties are currently in production. Although the Jacobina mine was previously in production, an extensive development program is currently underway, prior to any new production on this project. All work being undertaken by the Company is directed at defining mineralization, increasing the understanding of the characteristics of and economics of that mineralization and bringing the Jacobina mine back into production.

Principal Products

The Company’s principal product will be gold. There is a worldwide gold market into which the Company will sell and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold.

Operations

Environmental Protection

The current and future operations of the Company, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company's properties.

The Company plans to diligently attempt to apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process. Current costs associated with compliance are considered to be normal.

Employees

At the end of December 2004 the Company had 290 personnel on site at the Jacobina Mine. This staff complement was supplemented by temporary contractors for a total of 800 individuals on site during this peak construction phase. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

The Company’s activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein. The risks created by this political and economic instability include, but are not limited to: military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Company’s business. Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety. The effect of these factors on the Company cannot be accurately predicted.

4.2 Mineral Properties

Jacobina Project, Bahia, Brazil

A technical report entitled ‘‘An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2004 Exploration Program for the Jacobina and Bahia Gold Belt Property, Bahia State, Brazil’’(the “2004 DSM Report”) relating to the revised mineral resource and mineral reserve estimates has been prepared by the Company and was filed via SEDAR on March 8, 2005. The authors of the report were Dr. William Pearson, P.Geo., the Vice President, Exploration of the Company and a qualified person under National Instrument 43-101, and Peter Tagliamonte, P.Eng., the Vice President, Operations and Chief Operating Officer of the Company and a qualified person under NI 43-101. The mineral resource and mineral reserve estimates are based on the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines. Indicated portions of the description of the Jacobina project in this annual information form were derived from and, in some cases, excerpted from the 2004 DSM Report.

Property Description and Location

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 km northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million.

The property is comprised of 5,996.3 ha of mining concessions, 117,757.1 ha of granted exploration concessions and 10,406.57 ha of filed exploration claims. Table 1 below is a complete list of all exploration concessions and claims, with their current status. The leases and granted exploration concessions were surveyed a number of years ago and are marked by concrete monuments at each corner which remain in place.

The Jacobina property forms a contiguous elongated rectangle extending 155 km in a north-south direction, and varying from 2.5 to 4 km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis. DSM has a full computerized claim management system in place to closely monitor its land holdings.

The Brazilian government department responsible for mining lands (DNPM) has recently introduced an internetbased system for accessing information on exploration concessions granted in Brazil. DSM monitors this site regularly and updates its claim data as appropriate as well as monitoring the DIARIO OFICIAL DA UNIAO (Official Diary) which is published daily with legal details on issuance of claims.

Table 1

)
Alvara	N_process	Ident_JMC	Protocolo	Area_ha	Municipio	Ano
416 (manifesto)	4951	28_J		889.14	Jacobina - BA	1935
608 (portaria)	815715	13_J		807.5	Miguel Calmon - BA	1972
157 (portaria)	815714	12_J		903.75	Miguel Calmon - BA	1972
1461 ( portaria)	815712	10_J		1000	Jacobina - BA	1972
1128 (portaria)	815710	8_J		1000	Jacobina - BA	1972
206	815708	6_J		532.85	Jacobina - BA	1972
539	185706	4_J		863.08	Jacobina - BA	1972
Number of Claims	7		Total hectares	5996.32

Jacobina Mineracao e Comercio Ltda.
Mineral Claims - Updated to March 7, 2005
Alvara	Processo	JMC	Protocolo	Area_ha	Ano	DOU	Venc_Alv
5507	870505	128J	3/14/2003	143.76	2003	7/16/2003	7/16/2006
5506	870504	127J	3/14/2003	41.67	2003	7/16/2003	7/16/2006
5008	870208	122J	2/10/2003	1706.20	2003	6/18/2003	6/18/2006
5007	870207	121J	2/10/2003	1261.23	2003	6/18/2003	6/18/2006
5006	870205	119J	2/10/2003	1874.92	2003	6/18/2003	6/18/2006
5003	870202	116J	2/10/2003	1449.83	2003	6/18/2003	6/18/2006
5002	870201	115J	2/13/2003	1863.82	2003	6/18/2003	6/18/2006
5001	870199	113J	2/10/2003	1014.24	2003	6/18/2003	6/18/2006
5000	870196	110J	2/10/2003	1680.25	2003	6/18/2003	6/18/2006
6506	870192	106J	2/10/2003	2000.00	2003	8/19/2003	8/19/2006
4999	870191	105J	2/10/2003	2000.00	2003	6/18/2003	6/18/2006
4997	870189	103J	2/10/2003	1999.50	2003	6/18/2003	6/18/2006
4996	870188	102J	2/10/2003	1695.54	2003	6/18/2003	6/18/2006
9002	870184	98J	2/10/2003	1456.89	2003	6/18/2003	6/18/2006
4994	870181	95J	2/10/2003	598.40	2003	6/18/2003	6/18/2006
2891	871683	91J	12/12/2002	1168.71	2002	4/23/2003	4/26/2006
2890	871682	90J	12/12/2002	1686.85	2002	4/23/2003	4/23/2006
2889	871681	89J	12/12/2002	1985.85	2002	4/23/2003	4/23/2006
4295	871660	88J	12/4/2002	313.73	2002	5/27/2003	5/27/2006
3612	871648	87J	12/2/2002	1104.57	2002	5/27/2003	5/27/2006
3611	871646	85J	12/2/2002	1895.30	2002	5/27/2003	5/27/2006
3610	871645	84J	12/2/2002	1990.59	2002	5/27/2003	5/27/2006

2888	871644	83J	12/2/2002	1982.74	2002	4/14/2003	4/14/2006
2887	871643	82J	12/2/2002	1576.53	2002	4/14/2003	4/14/2006
7585	870857	81J	6/20/2002	854.00	2002	12/3/2002	12/3/2005
9848	870824	80J	9/5/2001	219.46	2001	11/6/2001	11/6/2004
5439	871119	79J	6/9/1997	684.00	1997	8/28/2002	8/28/2005
5438	871118	78J	6/9/1997	636.84	1997	8/28/2002	8/28/2005
5437	871117	77J	6/9/1997	800.00	1997	8/28/2002	8/28/2005
5436	871116	76J	6/9/1997	441.50	1997	8/28/2002	8/28/2005
6692	872127	74J	11/21/1995	833.17	1995	11/12/2003	11/12/2006
6703	872126	73J	11/21/1995	779.86	1995	11/25/1999	11/12/2006
6951	872125	72J	11/21/1995	712.54	1995	11/12/2003	11/12/2006
3137	874853	70J	11/24/1993	659.80	1993	5/5/2003	5/5/2006
10162	870825	69Ja	9/5/2001	581.59	2001	11/23/2001	11/23/2004
7117	870890	56J	8/25/1987	1000.00	1987	11/12/2003	11/12/2006
4297	871662	49J	12/4/2002	94.11	2002	5/23/2003	5/27/2006
7584	870856	71J	6/20/2002	968.38	2002	12/13/2002	12/13/2005
4296	871661	45J	12/4/2002	36.46	2002	5/27/2003	27/05/2006
2893	870020	93J	1/9/2003	706.31	2003	4/23/2003	4/23/2006
2892	871684	92J	12/12/2002	229.87	2002	4/23/2003	4/23/2006
6507	870193	107J	2/10/2003	1825.45	2003	8/19/2003	8/19/2006
6508	870194	108J	2/10/2003	1911.29	2003	8/19/2003	8/19/2006
6509	870195	109J	2/10/2003	1988.81	2003	8/19/2003	8/19/2006
6504	871647	86J	12/2/2002	1350.50	2002	8/19/2003	8/19/2006
5004	870203	117J	2/10/2003	1336.60	2003	6/18/2003	6/18/2006
3083	870928	53J	10/21/1986	165.10	1986	11/12/2003	11/12/2005
4993	870180	94J	2/10/2003	1076.81	2003	6/18/2003	6/18/2006
6367	870190	104J	2/10/2003	1025.83	2003	6/18/2003	6/18/2006
5005	870204	118J	2/10/2003	1393.82	2003	6/18/2003	6/18/2006
950	871614	140J	8/13/2003	83.96	2003	2/10/2004	2/10/2007
2039	872470	169J	12/22/2003	454.80	2003	3/16/2004	16/03/2007
2040	872471	170J	12/22/2003	1721.03	2003	3/16/2004	16/03/2007
2041	872472	171J	12/22/2003	1618.06	2003	3/16/2004	16/03/2007
2042	872473	172J	12/22/2003	1614.03	2003	3/16/2004	16/03/2007
2043	872474	173J	12/22/2003	1422.51	2003	3/16/2004	16/03/2007
10786	871431	221 J	8/23/2004	4.24	2004	12/17/2004	12/17/2007
10787	871432	222 J	8/23/2004	138.71	2004	12/17/2004	12/17/2007
10788	871433	223 J	8/23/2004	9.98	2004	12/17/2004	12/17/2007
10829	871488	224 J	8/27/2004	331.15	2004	12/17/2004	12/17/2007
2044	872475	174J	12/22/2003	688.31	2003	3/16/2004	16/03/2007
2045	872476	175J	12/22/2003	1401.17	2003	3/16/2004	16/03/2007
2046	872477	176J	12/22/2003	1420.56	2003	3/16/2004	16/03/2007
2047	872480	179J	12/22/2003	1641.00	2003	3/16/2004	16/03/2007
2028	871958	153J	10/7/2003	56.89	2003	3/16/2004	16/03/2007

2027	871956	151J	10/7/2003	335.60	2003	3/16/2004	16/03/2007
2029	871959	154J	10/7/2003	1687.56	2003	3/16/2004	16/03/2007
2030	871960	155J	10/7/2003	1205.72	2003	3/16/2004	16/03/2007
2031	871961	156J	10/7/2003	41.77	2003	3/16/2004	16/03/2007
2032	871964	159J	10/7/2003	143.67	2003	3/16/2004	16/03/2007
2033	871965	160J	10/7/2003	250.99	2003	3/16/2004	16/03/2007
2034	871967	162J	10/7/2003	596.28	2003	3/16/2004	16/03/2007
2035	871968	163J	10/7/2003	61.25	2003	3/16/2004	16/03/2007
330	871512	138J	7/25/2003	250.00	2003	1/8/2004	1/8/2007
331	871519	137J	7/28/2003	475.00	2003	1/5/2204	1/8/2007
336	871584	139J	8/11/2003	1099.74	2003	1/8/2004	1/8/2007
951	871615	141J	8/13/2003	49.99	2003	2/10/2004	2/10/2007
337	871736	147J	8/29/2003	450.58	2003	1/5/2004	1/5/2007
338	871737	148J	8/29/2003	583.49	2003	1/8/2004	1/5/2007
332	871520	136J	7/28/2003	500.00	2003	1/8/2004	1/8/2007
326	871328	134J	7/4/2002	517.00	2003	1/8/2004	1/8/2007
325	871327	133J	7/4/2003	26.38	2003	1/8/2004	1/8/2007
2726	870249	124J	10/17/2003	100.00	2003	3/30/2004	3/30/2007
3707	870094	187J	1/19/2004	367.26	2004	4/30/2004	4/30/2007
3710	870097	190J	1/19/2004	234.35	2004	4/30/2004	4/30/2007
3704	870091	184J	1/19/2004	16.09	2004	4/30/2004	4/30/2007
3705	870092	185J	1/19/2004	98.60	2004	4/30/2004	4/30/2007
3702	870089	182J	1/19/2004	501.70	2004	4/30/2004	4/30/2007
3711	870128	191J	1/26/2004	315.27	2004	4/30/2004	4/30/2007
3708	870095	188J	1/19/2004	27.51	2004	4/30/2004	4/30/2007
3709	870096	201J	1/19/2004	34.70	2004	4/30/2004	4/30/2007
3676	872469	168J	12/22/2003	1642.27	2003	4/30/2004	4/30/2007
3703	870090	183J	1/19/2004	70.02	2004	4/30/2004	4/30/2007
3677	872478	177J	12/22/2003	1724.28	2003	4/30/2004	4/30/2007
3706	870093	186J	1/19/2004	132.39	2004	4/30/2004	4/30/2007
3675	872468	167J	12/22/2003	1760.56	2003	4/30/2004	4/30/2007
4608	872479	178J	12/22/2003	572.02	2003	5/18/2004	5/18/2007
4610	872481	180J	12/22/2003	658.85	2003	5/18/2004	5/18/2007
4012	870200	114J	2/10/2003	1079.23	2003	5/5/2004	5/5/2007
4011	870197	111J	2/10/2003	817.99	2003	5/5/2004	5/5/2007
4207	870183	97J	2/10/2003	593.66	2003	5/5/2004	5/5/2007
4008	870182	96J	2/10/2003	1134.49	2003	5/5/2004	5/5/2007
4009	870186	100J	2/10/2003	437.12	2003	5/5/2004	5/5/2007
4674	870294	194J	3/9/2004	142.46	2004	5/21/2004	5/21/2007
3257	870086	47J	2/21/1986	41.13	1986	4/14/2004	4/16/2007
3260	870100	62J	2/3/1992	1000.00	1992	4/14/2004	4/16/2007
3261	870101	63J	2/3/1992	980.00	1992	4/14/2004	4/16/2007
3258	870555	50J	8/12/1986	232.91	1986	4/14/2004	4/16/2007

3256	870309	MN_62	4/27/1984	389.24	1984	4/14/2004	4/16/2007
3268	870730	125J	8/3/2001	1695.03	2001	4/14/2004	4/16/2007
4010	870187	101J	2/10/2003	2000.00	2003	5/5/2004	5/5/2007
3272	871957	152J	10/7/2003	962.69	2003	4/17/2004	4/17/2007
4675	870295	195J	3/9/2004	42.26	2004	21/05/2004	5/21/2007
4673	870293	193J / 196	3/9/2004	44.46	2004	21/05/2004	5/21/2007
7658	870847	39J	5/20/2004	821.40	1985	8/17/2004	8/17/2007
7698	871617	143J	6/3/2004	892.61	2004	8/23/2004	8/23/2007
7723	870591	202J	5/3/2004	1000.00	2004	8/17/2004	8/17/2007
952	871618	144 J	8/13/2003	4.19	2003	2/10/2004	2/10/2007
7167	870080	181J	1/15/2004	456.68	2004	8/11/2004	8/11/2007
7994	870701	55J	5/20/2004	1000.00	1987	8/30/2004	8/30/2007
9028	870893	205 J	6/11/2004	34.70	2004	9/17/2004	9/17/2007
9098	871068	220 J	7/5/2004	1164.46	2004	9/17/2004	9/17/2007
9010	870858	204 J	6/3/2004	93.64	2004	9/17/2004	9/17/2007
9009	870857	203 J	9/15/2004	259.19	2004	9/17/2004	9/17/2007
9089	871056	208J	7/5/2004	1081.63	2004	9/17/2004	9/17/2007
9090	871058	210J	7/5/2004	714.59	2004	9/17/2004	9/17/2007
9091	871059	211J	7/5/2004	1131.29	2004	9/17/2004	9/17/2007
9092	871061	213J	7/5/2004	1119.15	2004	9/17/2004	9/17/2007
9093	871062	214 J	7/5/2004	1982.43	2004	9/17/2004	9/17/2007
9094	871639	215J	7/5/2004	1976.42	2004	9/17/2004	9/17/2007
9095	871065	217J	7/5/2004	1400.74	2004	9/17/2004	9/17/2007
9096	871066	218J	7/5/2004	1828.54	2004	9/17/2004	9/17/2007
9097	871067	219 J	7/5/2004	1.34	2004	9/17/2004	9/17/2007
8850	870198	112 J	2/10/2003	1776.72	2004	9/17/2004	9/17/2007
368	871513	129 J	7/25/2003	769.65	2003	1/11/2005	1/11/2008
9090	871058		7/5/2004	714.59	2004	9/17/2004	9/17/2007
			Total Hectares	117757.13

Requerimentos (Claim Applications Pending)

Processo 871706	Ident_JMC 59_J	Protocolo 12/20/1998	Area_ha 837.00	Ano 1988	Municipio Miguel Calmon - BA
872012	165_J	10/10/2003	1704.25	2003	Pindobacu - BA
871620	145_J	8/14/2003	737.25	2003	Pindobacu - Ba
872411	166_J	12/15/2003	910.86	2003	Pindobacu - Ba
870295	67_J/A	4/27/1984	770.80	1984	Mirangaba - BA
871057	209_J	7/5/2004	1583.04	2004	Jacobina - BA
872073	230 J	12/10/2004	129.89	2004	Saude - BA
871064	216_J	7/5/2004	325.07	2004	Saude - BA
871909	227_J	12/6/2004	1207.80	2004	Jacobina - BA
871908	226_J	12/6/2004	1.02	2004	Pindobacu - BA
870298	134_J	2/23/2005	173.81	1984	Mirangaba / Saude - BA
870300	MN_53	2/28/2005	49.84	1984	Mirangaba - BA
870595		2/28/2005	25.36	1986	Jacobina - BA
870129	54_J	2/28/2005	1000.00	1987	Jacobina/Miguel Calmon - BA
871910	228_J	12/6/2004	878.14	2004	Jacobina - BA
872074	231_J	12/10/2004	55.86	2004	Jacobina _ BA
872072	229_J	12/10/2004	16.58	2004	Caem - BA
Number of claims	17	Total Hectares	10406.57

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Salvador is a key commercial centre in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility. It is one of the oldest cities in the country and, until about two centuries ago, was the capital. Access to the property from Salvador is via paved secondary highway up to the town of Jacobina, and by a well-maintained paved road from the town to the mine site and the recently active mining operations of Canavieiras, Itapicuru and Joao Belo. Travel times are typically 4 to 5 hours from the mine to Salvador and less than 20 minutes from the mine to Jacobina.

The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 76,484 updated in 2003 by the INSTITUTO BRASILEIRO DE GEOGRAFIA E ESTATISTICA (IBGE). It provides all the accommodation, shopping and social amenities necessary for the mine's labour force. As part of the re-development of the Jacobina Mine, electrical services were re-established to the mine by COELBA – Companhia de Eletricidade da Bahia. Telephone and high speed internet service are available in Jacobina and these services have been installed at both the mine site and at the exploration offices in the town of Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills. Precipitation at Jacobina is somewhat higher than the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26° and nightly lows of 17°. February is the warmest month with average daily highs of 32° and nightly lows of 20° (Weather Underground website at www.wunderground.com).

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography. The mountains exist due the resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Corrego and Rio do Ouro Formations from which they are formed and which have been thrust faulted to surface at this location. The mountains have resulted in a local micro-climate of highly variable but somewhat greater rainfall amounts than the surrounding region.

History

The Serra do Jacobina mountains have been mined for gold since the late 17th century. Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain. Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ores.

From 1889 to 1896, Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area. Total reported production is 84 kg of gold from a 130-m long drift. In the 1930's, when the price of gold rose, the garimpeiro activity increased until the easily accessible weathered surface ore was mostly exhausted.

In the 1950's three mines opened, Canavieiras, Joao Belo, and Serra Branca. Canavieiras was the largest of these operations, and, at a capacity of 30 tonnes per day (t/d), it produced 115,653 tonnes with an average recovered grade of 18.13 g Au/t. By the 1960's all three of these operations were shut down due to political circumstances.

The modern history of the Jacobina mining camp began in the early 1970's with extensive geological study and exploration carried out by Anglo American. The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold bearing conglomerates to the well-known Witwatersrand reefs in South Africa. This work, which was carried out from 1973 to 1978, provided the basis for proceeding with a feasibility study in 1979-80.

The feasibility study recommended that a mine be developed at Itapicuru with an initial plant capacity of 20,000 tonnes per month (t/m). Development of the Itapicuru mine to access the Main Reef commenced in October, 1980. The processing plant was commissioned in November, 1982. In 1983, the first full year of production, production was 242,550 tonnes with a recovered grade of 4.88 g Au/t yielding 38,055 ounces of gold.

From 1984 to 1987, exploration focussed on evaluating the mineralized conglomerates of the Joao Belo Norte Hill, located about two kilometres south of the Itapicuru mine. This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August, 1989. Concurrently, the processing plant capacity was increased to 75,000 t/m. In 1990, 538,000 tonnes grading 1.44 g Au/t were produced, mainly from the open pit. Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114 tonnes milled for a recovered grade of 2.08 g Au/t. Underground development at Joao Belo commenced in 1990, as pit reserves were limited.

William Resources Inc. (now Valencia Ventures Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing JMC from subsidiaries of Minorco of Luxembourg and Banque Paribas de France.

William operated the Joao Belo and Itapicuru mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices. The Canavieiras mine was also dewatered and rehabilitated during this period with a small amount of production. William did considerable work on optimizing the operations, increasing plant capacity and it began an evaluation of the exploration potential however only limited exploration drilling was carried out due to a lack of funds.

From 1983 to 1998 JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 g Au/t to produce approximately 670,000 ounces of gold as shown in Table 2 below. The bulk of production came from the Itapicuru and Joao Belo areas. Joao Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicuru and post-1993 Joao Belo production has been from underground.

Table 2

JACOBINA ANNUAL PRODUCTION HISTORY

	Itapicuru		Canavieiras		Joao Belo		Stockpile		Total
	Tonnes	g	Tonnes	g Au/t1	Tonnes	g	Tonnes	g	Tonnes	g Au/t1	Ounces
		Au/t1				Au/t1		Au/t1
1983	218,117	4.68	24,433	6.67					242,550	4.88	38,055
1984	233,059	4.73	60,490	5.26	8,397	2.97			301,946	4.79	46,500
1985	202,088	4.48	46,470	4.88	34,319	1.78			282,877	4.22	38,380
1986	246,500	3.91	34,506	3.20	30,128	1.58			311,134	3.61	36,111
1987	290,322	3.98	30,271	4.57	866	1.71			321,459	4.03	41,651
1988	267,076	3.82	32,370	4.93	23,819	2.71			323,265	3.85	40,014
1989	116,713	3.61	23,908	4.09	58,259	2.26	82,024	0.90	280,904	2.58	23,301
1990	113,726	4.36	27,960	5.19	538,428	1.44			680,114	2.08	45,482
1991	142,160	3.99	29,371	6.22	604,069	1.75			775,600	2.33	58,101
1992	105,750	4.50	2,802	5.64	485,629	1.81			594,181	2.31	44,129
1993	7,532	3.62			511,355	2.14			518,887	2.16	36,035
1994	105,167	3.94			445,974	1.90			551,141	2.29	40,578
1995	105,865	3.82			474,048	2.15			579,913	2.45	45,679
1996	105,683	3.63			447,745	2.00	34,741	0.93	588,169	2.23	42,380
1997	107,732	3.38			540,283	2.07	217,666	0.84	865,681	1.92	53,562
1998[2]	82,728	2.09	30,013	2.27	593,957	1.68	34,391	1.61	741,089	1.76	39,695
Total	2,450,21 8	4.04	342,594	4.75	4,797,276	1.88	368,822	0.93	7,958,910	2.62	669,653

1 Recovered.

2 To November 30, 1988

Geological Setting

The Bahia Gold Belt overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 metres above sea-level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine grained biotite gneisses of the Archean Saude Complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt. To the west of the Jacobina range, Paleoproterozoic late- to post-tectonic, peraluminous granites (the Miguel Calmon-Itapicuru, Mirangaba-Carnaiba, and Campo Formoso granitoids) outcrop as hilly landscapes.

The gold mineralization of the Jacobina mine is hosted almost entirely within quartz pebble conglomerates of the Serra do Corrego Formation, the lowermost sequence of the Proterozoic-age Jacobina Group. This Formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre. Overall, the property covers 155 km of strike length (8728800N – 8,900,000N) along the trend of the Jacobina Group. Within the property the Serra do Corrego Formation is exposed for 75 km (8,728,800 N – 8,810,330 N). Despite the extensive exposure of the mine sequence most of the exploration and all of the non-artisanal mining activities have been concentrated along a 10-km long (8749000N - 8759000N) central zone.

Past production has occurred from three separate larger mines, Canavieiras, Joao Belo, and Itapicuru. Several smaller mines, such as Joao Belo Sul (South) and Galleria 5, have also produced gold. Numerous inactive garimpos pepper the hillsides from one end of the belt to the other. The former Joao Belo mine is now being re-activated by DSM and is referred to as the Jacobina Mine (Joao Belo Zone).

Regional Geology

The Jacobina Group, consisting of conglomerate, quartzite, and pelite of Proterozoic age, was originally deposited over early Precambrian basement rocks. The Group is greater than 5,000 m in thickness and is divided into three formations which form a continuous north-south belt extending for 180 km. The Jacobina Group strikes in a northerly direction with moderate to steeply easterly dipping sedimentary and deformation structures. The sedimentary markers found indicate an eastbound source of sediments.

During the Transamazonic Orogeny (~ 2.0 Ga), the 5,000 m-thick sedimentary package was thrust towards the west, forming tectonic slabs. The Jacobina Group reflects either a rift or a foreland sequence association. The rift model has been proposed by a number of workers since the 1970's while more recent researchers have favoured a foreland basin model.

Three sedimentary cycles, represented by individual stratigraphic formations, are traditionally account for the development of the Jacobina Group. From oldest to youngest these are the Serra do Corrego, Rio do Ouro and Cruz das Almas Formations. The Serra do Corrego Formation consists of interbedded quartzite and conglomerate, with preserved sedimentary structures characteristic of a braided stream type of deposition. The two conglomeratic members are separated by an intermediary quartzitic member. The Rio do Ouro Formation consists mainly of quartzite, locally with some interbedded conglomerates. The Cruz das Almas Formation consists of a package of chlorite and quartz-muscovite schists, along with phyllonite, phyllites and quartzites, which are cyclically interbedded. Work by DSM, however, indicates that the Cruz das Almos Formation may, in fact, consist of slices of Serra do Corrego and Rio do Ouro Formation quartzites tectonically imbricated with slices of Mn- and Fe- rich chemical sediments and volcaniclastics of the Archean Mundo Novo Formation.

The sedimentary sequence of the Jacobina Group indicates a continental environment evolving towards a marine turbiditic phase. The deposits are believed to be the product of a metallogenic cycle of erosion, sedimentation and mineral deposition similar to the South African Witwatersrand gold ores

Property Geology - Host Rocks

The Jacobina sequence forms a prominent ridge, which is, on average, more than 400 m in elevation above the surrounding countryside, peaking at 1,200 m above sea level. The gold-bearing quartz-pebble conglomerate in the Serra do Corrego Formation forms a thrust contact with the basement gneiss-greenstone terrane. The formation is exposed for 75 km along strike, from Campo Limpo in the south to southeast of Carnaiba in the north, with a maximum thickness of 1,000 m at Itapicuru.

Originally it was thought that outcrop of the Serra do Corrego Formation only continued to 5 km north of the town of Jacobina in Serra Branca, after which the cyclical accumulations of fluvial gravel and sand layers fine upward into marine quartzite that forms the Rio do Ouro Formation. However, work by DSM indicates that the Serra do Corrego Formation is actually much more extensive, extending 50 km north of Jacobina, however the amount of conglomerate in the sequence diminishes considerably after about 20 km north of Jacobina. The underground mine excavations at Jacobina expose structures that characterize the fluvial system which controlled the deposition of the Serra do Corrego Formation. Cross-bedding and ripple marks show that the most prominent direction of stream flow was up the dip and to the north. The series appears as a monoclinal structure with the beds striking north and dipping from 45° to 65° to the east.

The Serra do Corrego Formation is subdivided into three main members. The thickness of these members is variable from section to section. Within each member are several units of quartz pebble conglomerate. These conglomerate units are called reefs, following the nomenclature used for the geologically similar region of the Witwatersrand in South Africa. Several of the reefs within the Upper and Lower Members have been mined, specifically the Basal, Main, Piritoso, Liberino, Holandez, Maneira, Intermediario, LMPC and MPC. All of these are situated less than 4 km from the Itapicuru plant, and contain extensions of mineralization at depth and often along strike. Other conglomerate units, situated further from the plant, are lesser known and constitute further potential for the discovery of new mineral resources. Amongst these are the Serra Branca, Joao Belo Sul and Campo Limpo areas where gold mineralization has been encountered in surface trenches or limited diamond drilling. Blind mineralization may also occur north of Jacobina, where the conglomerates are covered by the Rio do Ouro Formation. This formation is also characterized by auriferous quartz veins associated with mafic to ultramafic shear zones.

The main characteristics of the mineralized reefs are summarized in Table 3. The individual reefs are described in more detail in the following subsection.

Table 3
CHARACTERISTICS OF THE PRINCIPAL MINERALIZED REEFS

Mine	Zone	Location	Strike	Thickness	Description
Itapicuru

	LVLPC	Morro de Vento	210 m	1.5m	Large and very large pebbles, only locally mineralized.
	Superior Reef	Morro de Vento	300 m	6.8 m	Medium to small pebbles, irregularly mineralized.
	Inferior Reef	Morro de Vento	250 m	1.4 m	Medium to large pebbles.
	Main Reef	60 to 90m above basement, Itapicuru	3,000 m	Beds of 0.1 to 3.0 m, Zone up to 12 m	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults.
	Basal Reef	Base Itapicuru	1,600 m	3.0 to 8.0 m	Small to medium pebbles, enrichment of gold at its upper and lower portions.

Canavieiras
	Piritoso	Canavieiras	500 m	0.9 to 1.7 m	Average grade of 9.5 g/t Au, medium size pebbles.
	Liberino	Canavieiras	500 m	1.3 m	10 m above Piritoso, average grade of 6.1 g/t Au, medium to large pebbles.
	MU	Canavieiras	400 m	5 to 25 m	Pyritic, medium to large pebble conglomerates.
	LU	Canavieiras	400 m	1 to 10 m	Pyritic, large pebble conglomerates.

Joao Belo
	LVLPC	Joao Belo Norte	600+ m	3 to 5 m	Large to very large pebbles.
	LMPC	Joao Belo Norte	600+ m	3 to 15 in	Large to medium pebbles, variable gold values.
	MPC	Joao Belo Norte	600 m	1.0 to 3.5 m	Medium size pebbles, locally contains pay values.

Structural Geology

Ductile deformation of the Jacobina Group package appears to be limited due to the very high quartz content of the rocks as evidenced by the presence of numerous primary sedimentary fabrics. Deformation therefore typically consists of brittle faults. Major faults are widely spaced, usually on the scale of hundreds of metres, with minor parallel ancillary faults. These major faults are moderate to high angle transverse faults and they are often accompanied by mafic to ultramafic intrusives. Often bordering the intrusives are narrow zones of recemented quartz pebble conglomerate breccia. Where intrusives are lacking, these units display wider breccia zones of a few metres. Numerous moderate- to high-angle brittle block faults are apparent and result in small offset of units.

Where exposed, the contact between the Precambrian basement and the Serra do Corrego Formation is highly sheared and is likely a thrust contact. It is represented by a single, relatively sharp, chloritic fault which parallels, or is slightly discordant to, bedding in the sediments. The entire sequence of the Jacobina Group, comprising the mountains of the Jacobina mine area, is a thrust slice onto the Precambrian basement rocks.

The property is crosscut and broken up by N70 E trending faults. These faults have a right lateral movement of several hundred to one thousand metres and cause successive blocks of the Jacobina Group to shuffle to the east, as one moves north. These faults have some vertical component of movement to them and may be occupied by mafic dykes. The N70 E structures break the Jacobina Group up into 2 to 5 km long blocks. The structures are frequently occupied by streams which have carved deep, steep-sided valleys and which represent the dividing lines between the major mines within the area. Much more minor, bedding-parallel faults also occur near the Jacobina mines.

Within the large blocks mentioned above, the stratigraphic sequence is often a monoclinal one, dipping steeply at 60° to 70° to the east. An exception to this is the block containing the Canavieiras mine where a broad rolling fold, hosting the mineralization, changes from steep east, through flat and shallow west dips before resuming the typical steep east dip.

Deposit Types

Anglo American was attracted to the Jacobina area in the early 1970’s by what it felt was the remarkable similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa. More recently, Goldfields’ success at Tarkwa in Ghana highlighted the unique gold-bearing quartz pebble conglomerates in the lower Proterozoic of Africa and South America.

Africa and South America were originally part of a supercontinent known as Gondwanaland. Gondwanaland was originally part of an even greater land mass known as Pangea, but separated from that continent about 180 million years ago. Later, Africa and South America broke apart and drifted to their present positions.

Africa and South America have large Precambrian shield areas which underlie significant portions of both continents. The shields are composed of ancient rocks such as granite, gneiss, schist, and greenstone which were part of the primordial surface of the Earth. Sedimentary and metamorphic rocks of younger Precambrian age overlie the older rocks. The younger Precambrian rocks contain gold-bearing conglomerates. These include the Roraima, Tarkwa, and Witwatersrand sequences in South America and Africa, which are many thousands of feet in thickness (Heylmun, 2000).

The Witwatersrand Basin

The Witwatersrand Basin lies within the Kaapvaal Craton of southern Africa, formed 3.7 to 2.7 Ga. The strata of the basin lie unconformably on the Archean cratonic basement. The basal sequence, the Dominion Group, is a sequence of thin conglomerates and thick lava flows containing only one known gold-bearing zone and a uranium-rich stratum. The basal sequence was deposited approximately 3.0 to 2.7 Ga. After a hiatus of 100 million years, the Witwatersrand Supergroup was deposited. The Supergroup is divided into two units, the lower West Rand Group and the upper Central Rand Group. The West Rand Group was deposited at approximately 2,970 Ma and consists of shales, quartzites, grits and conglomerates and only one gold-rich conglomerate bed. In contrast, the Central Rand Group, deposited from approximately 2,914 Ma on, consists of quartzites (90%), grits and rare shale and, most importantly, numerous gold-bearing conglomerate horizons.

The exceptional gold reefs of the Witwatersrand Basin dip at 20 to 25° towards the centre of the basin and are found to persist over areas of 10 to 100 km2, maintaining consistent gold grades (approximately 15 g/t) and reef mineralogy. The auriferous reefs are commonly no more than one metre in thickness, although some of the richest reefs within the mid-fan facies are only centimetres thick. These reefs are conglomeratic units commonly overlying "interformational" unconformities in the alluvial fan deposits (Barnicoat et al., 1997). The conglomerate units are typically pebble-supported, mature (free of clays and silts) and tightly cemented.

There are two families of thought on the formation of the Witwatersrand deposits, the paleoplacer group and the hydrothermal group. There is some evidence supporting both models. Today most writers seem to believe that these deposits were placers which have locally experienced some remobilization of gold by fluids after lithification.

The Witwatersrand has produced over 43,000 t of gold and the remaining reserves are known to contain another 40,000 t, making it, by well over an order of magnitude, the greatest gold producing area in the world.

Tarkwa

The Tarkwa mine is located in south central Ghana. In Ghana, the Birimian greenstone belt sequence occurs as irregular basins of predominantly metasedimentary strata, separated by a series of north-east trending belts of metavolcanics, on which the majority of the major gold deposits are clustered, and a north-northwest striking belt, the Lawra belt, which extends northwards into Burkina Faso. The Birimian greenstone belts in Ghana are unconformably overlain by Proterozoic age Tarkwaian metasediments, which are host to the gold mineralization at the Tarkwa mine. The style of the gold mineralization is similar to that found in the Witwatersrand Basin, concentrated in conglomerate reefs.

The deposit at Tarkwa is composed of a succession of stacked tabular palaeoplacer units, consisting of quartz pebble conglomerates, developed within Tarkwaian sedimentary rocks. Approximately ten such separate economic units occur in the concession area within a sedimentary package ranging between 40 m and 110 m in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Five separate production areas are located on and around the Pepe Anticline, a gently north-plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and the interlayered waste zones between the mineralized units thicken to the west. In 2002, Goldfields reported reserves of 150.7 million t grading 1.4 g/t Au containing 6.530 million ounces (Moz) of gold. Total measured and indicated resources were reported as 329.9 million t grading 1.8 g/t Au containing 18.890 Moz of gold.

The Roraima Group

The Roraima group in northern Brazil, southern Venezuela and the Guyanas contains conglomerate beds in which are found gold and diamonds. Most of the placer gold and diamonds found in Venezuela and northern Brazil are thought to have been derived from paleoplacers in the Roraima (Heylmun, 2000). The gold-bearing quartz pebble conglomerates of the Serra do Corrego Formation at Jacobina are the most significant known deposit of this type in South America.

Jacobina

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation. DSM is of the view, however, that the majority of gold mineralization formed as a result of extensive hydrothermal alteration related to fluid flow along the Pindobacu Fault system which forms the eastern margin of the Jacobina basin. Fuchsite, which is widespread and often associated with gold, is a hydrothermal alteration mineral. Gold mineralization is associated with strong silicification and pyritization and occurs both within the conglomerates in the Jacobina mine area as well as strongly fractured and brecciated quartzites in the Pindobacu area, 50km In addition, the highest-grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

DSM has employed a hydrothermal model for mineralization in its exploration however, stratigraphy is very important because the conglomerates are the most permeable units in the package and are prime sites for hydrothermal mineralization.

Mineralization

Gold Mineralization

The host rocks to the Jacobina gold mineralization are highly sorted and rounded quartz pebble conglomerate reefs of the Serra de Corrego Formation. Gold as fine grains 20 to 50 microns in size predominantly within well packed conglomeratic layers in which medium to larger- sized quartz pebbles are present. The gold occurs within the matrix and often in association with pyrite and fuchsite. However, these accessory minerals also occur in the absence of gold. Gold-rich reefs show a characteristic greenish aspect because of the presence of the chromium-rich muscovite, fuchsite. Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au). Higher concentrations of gold are often encountered within the foreset beds, adjacent to topset beds, within a cross-bedded reef although this may also reflect structural upgrading. An important example of this style of mineralization is the Canavieiras mine, an important exploration targets.

The gold-bearing reefs range in size from 1.5 to 25 m wide and can be followed along strike for hundreds of metres, and in some cases for kilometres. Some contacts between reefs and the later crosscutting mafic and ultramafic intrusives are enriched in gold.

Not all conglomerates of the Serra do Corrego Formation are mineralized, and many are completely barren of gold. Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns. The differences are likely due to changes in the depositional environment, and possibly also in the source areas. Recent work by DSM, however, indicates that structure has a more important role in localizing gold mineralization than previously recognized.

Ore Zone Descriptions

While the reefs are variable in thickness, they are very continuous in strike length and down dip extension, reflecting their sedimentary origins. Gold has a heterogeneous distribution within these reefs, with higher-grade concentrations often found at the upper contacts. These higher-grade zones have been interpreted as being due to paleo-weathering, but more likely in the view of DSM reflect structural upgrading. There are, however, other zones of gold enrichment related to tectonic activity. In some cases (e.g. Canavieiras) the structural enrichment by remobilization is very important in forming higher grade zones of mineralization.

Most of the gold occurs in the form of free gold, hosted almost exclusively in the matrix of the quartz pebble conglomerates. Locally, economic zones of gold mineralization are found within the adjacent quartzites, but these are of limited importance. The gold-mineralized matrix of both the conglomerates and adjacent quartzites are typically rich in fuchsite, giving the rocks a distinctive green colour on a fresh surface. However, fuchsite-bearing conglomerates with little or no gold also occur.

Several of the conglomerates also have significant pyrite concentrations in their matrix. The presence or absence of pyrite rather than the amount of pyrite is a useful indicator of gold grades. Typically the quartz pebbles in the gold-bearing conglomerates have a bluish-grey colour.

Similar to other gold-bearing quartz pebble conglomerates of the world, the reefs at Jacobina also contain trace amounts of uranium, a potentially useful exploration tool especially in areas covered by later sediments. In addition, due to the heavy minerals concentrated in the conglomerates (principally monazite), the Serra do Corrego Formation is marked by a prominent Thorium anomaly in the airborne radiometric survey. Results of this survey were critical in DSM recognizing that the Serra do Corrego Formation extended much further north of Jacobina than previously thought.

Stratigraphy Of The Gold Mineralized Units Of The Lower Conglomerate Member

The Lower Conglomerate Member contains two principal reefs, the Basal Reef and the Main Reef.

The Basal Reef is presently known only at Itapicuru where it has been recognized along 1,600 m of strike, 700 m of which is exposed by underground development. It constitutes the first conglomerate of the sequence, usually laid directly over the gneiss-greenstone basement although a narrow, basal quartzite bed is found locally between the basal conglomerate and the basement. Typically the basal conglomerate is 3 to 8 m thick and pyritiferous, with small- to medium-sized well-packed pebbles. Economic concentrations of gold occur along its lower portions, which are interpreted to result from the concentration of gold along shear zone contacts. A layer of pebbly quartzite and a poorly-packed large pebble conglomerate with erratic and uneconomic concentrations of gold covers it.

The Main Reef is the next gold-mineralized conglomerate in the sequence and is composed dominantly of cross-bedded quartzite, with local conglomerate horizons. This zone is up to 12 m thick, and is located about 60 to 90 m above the basement. As with the Basal Reef the Main Reef zone occurs at Itapicuru, extending for 3,000 m from the Morro do Cuscuz area in the north, to Morro do Vento, in the south.

Along its full extent, the Main Reef Zone lies between two remarkably continuous and contrasting conglomerates. The Footwall Conglomerate is a very well packed and sorted, oligomictic, pyritiferous, medium-sized pebble conglomerate. It is 35 to 45 m thick. The Hangingwall Conglomerate is a 30 m- to 40 m-thick, poorly packed, oligomictic, large pebble conglomerate, devoid of pyrite and gold grades, and locally occupies channels cut in the Main Reef Zone.

The Main Reef is exposed underground along its complete strike length. It consists of a bed of pyritiferous, small to medium pebble conglomerate. It varies from 0.1 to 3.0 m in thickness, with an average of about 2.0 m. Three channels of deposition have been identified, which usually narrow gently towards their edges and locally host enriched gold concentrations due to possible reworking.

Although it presents attractive grades and thickness, as demonstrated by core holes and the underground exposures, the central channel is broken by a zone of closely-spaced faults, and split into small slices, inhibiting mechanized mining. Only a small part of this channel was exploitable with the methods used and was not considered a mineral reserve for the mine. However, the southern channel is remarkably continuous and uniform and constitutes most of the resources and reserves previously reported by JMC for this conglomerate.

Stratigraphy of The Gold Mineralized Units Of The Upper Conglomerate Member

The Upper Conglomerate Member contains sections of mineralized conglomerate units along its complete strike length, from Serra Branca in the north to Campo Limpo in the south, a distance of 30 km. The better-known conglomerates are those already exposed by mining at Canavieiras, Serra do Corrego, Morro do Vento and Joao Belo.

The Upper Member has a great number of conglomerates, all well-packed, pebble-supported, oligomictic, and dominantly consisting of medium to very large quartz pebbles. The conglomerates are concentrated in three massive units, each one aggregating to 65 to 80 m in thickness, all containing interbeds of planar or trough cross-bedded quartzite. The three conglomerate units (Lower, Intermediate, and Upper) are separated by two quartzites with widths ranging up to 90 to 100 m.

The Lower Conglomerate Unit of the Upper Conglomerate Member hosted most of JMC’s resource base reported at the time of mine closure, including the LMPC Reef at the Joao Belo mine and the Intermediate Reef sequence at the Itapicuru mine. The conglomerate beds consist typically of medium to large quartz pebbles supported in a sandy matrix. The fuchsite-rich matrix has significant but variable amounts of pyrite. The individual conglomerate beds can be traced on surface and in underground workings for hundreds of metres along strike and possess significant down dip extension.

At the Joao Belo mine, the Lower Unit of the Upper Conglomerate Member consists of three consecutive, well-packed, pyritiferous quartz-pebble conglomerate units all of which host mineralization that was previously mined. The lower conglomerate layer, or MPC Reef, is mostly comprised of medium-sized pebbles, with a thickness of 1.0 to 3.5 m. The second conglomerate layer, or LMPC Reef, consists of large and medium pebbles and is 3 to 15 m thick with variable gold values. The upper conglomerate layer, or LVLPC Reef, varies from 3.0 to 5.0 m in thickness and consists of large to very large pebbles in a greyish matrix. At some sites there is a mineralized small pebble conglomerate, known as the SPC Reef, at the upper contact of the LVLPC. Thin wedges of quartzite often mark the contacts between the three conglomerates. There are also differences in the colour of some pebbles, ranging from pink to yellow to green. The mined zones extend for at least 900 m along strike and mine workings are presently focused in the LMPC Reef.

The Joao Belo mine included ore zones north and south of the cross cutting mafic dike. The area immediately south of the dike is called Joao Belo Sul Extension and was originally drilled during 1997, confirming the continuity of the mine stratigraphy over 450 m to the south of the mine workings with similar grades and widths. In 2004, DSM completed significant additional drilling which has significantly increased the mineral resources in this area as outlined below.

At Morro do Vento, two conglomerates of the Lower Unit of the Upper Conglomerate were previously developed and partially exploited underground. These have a pyrite-rich matrix and are well packed. The lower is the Inferior (LU) Reef, with medium to large pebbles and about 30m above it, the Superior (MU) Reef is characterized by medium to small pebbles toward the top and medium to large pebbles in the base. These two reefs are within a larger package known as the Intermediate reefs which are from 40-70m thick and extend along strike at Morro do Vento for 2km. This area was extensively drilled by DSM in 2004 and is discussed in more detail below.

At Serra do Corrego and Canavieiras the LU and MU Reefs (Lower Unit and Middle Unit) are located in the base of the Upper Conglomerate Member. At the Canavieiras mine, these two reefs do not outcrop but were originally identified by three drill holes below the Piritoso Reef and are limited by faults and intrusive rocks. The LU Reef occurs in the top of a conglomerate layer with medium-sized pebbles. The MU Reef is pyritiferous, with large- to medium-sized pebbles and is more than 20 m thick. This target was drilled more extensively by DSM in 2004.

At Serra do Corrego the LU and MU Reefs outcrop along a strike length of over one kilometre. They are pyritic and contain medium-sized pebbles with locally higher gold values near the top.

In the Intermediate Unit of the Upper Conglomerate Member, mineralized conglomerates are more frequent in the lower section, and frequently amongst non-economic conglomerate beds. They have a pyrite and fuchsite-rich matrix, and typically are one to several metres in thickness, with hundreds of metres of strike extension and a significant down-dip extension. Some have smaller pebbles and better packing at their upper contact, clear indications of alluvial reworking.

At the Canavieiras mine, the Intermediate Unit of the Upper Member is 80 m thick and is characterized by six well-mineralized and well-packed oligomictic, and highly-pyritiferous conglomerates, of which the lower two, the Piritoso and the Liberino, were more developed and exploited along 500 m of strike length. Both are extensively oxidized on the developed levels. The most productive is the Piritoso Reef, located 10 m below the Liberino Reef, with 0.9 to 1.7 m of thickness and pebbles of medium size, where higher than average grades have been discovered (average grade 9.0 g Au/t). The Liberino Reef, averaging 6.1 g Au/t is typically 1.3 m thick and consists of medium to large pebbles, in a greenish matrix (fuchsite). The other reefs of the Intermediate Member are the 4A, 4B, N5, Holandez and Maneira. These were only mined locally.

When the 1997 mineral resources were estimated, the Canavieiras mine was considered to be of secondary importance. However, structural and stratigraphic reviews had shown that the MU-LU Reef could exist below the previously-mined Piritoso Reef. One diamond drill hole was drilled in October/November, 1997 which gave results of 7.07 g Au/t over a 24.0 m true width from the MU Reef, and 2.55 g Au/t over 3.01 m from the LU Reef. Results obtained by DSM in 2004 as described previously have confirmed that the MU-LU Reefs are much more extensive than previously thought and are a significant exploration targets.

These results significantly added to the knowledge of these deeper ore zones, and indicate a potential for the discovery of significant new mineral resources, not only in the Canavieiras mine, but throughout all of the mineralized zones of the Serra do Corrego Formation.

The Liberino and Piritoso Reefs in the Canavieiras mine contain some of the highest grade ore ever mined by JMC. This mine has very complex structural geology and the mineralized zones are limited by large faults, many of them filled with sheared volcanic material. The higher-grade nature of this mineralization almost certainly related to its structural complexity.

Exploration

JMC Exploration

Anglo American conducted several decades of extensive exploration work on the Serra do Corrego Formation, principally in the area of the Itapicuru, Joao Belo and Canavieiras mines, resulting in the discovery of these deposits. Once the mines were discovered however, regional exploration of the Serra do Jacobina was limited.

William completed a limited exploration program in 1997 to search for depth extensions to the Canavieiras mine and southerly extensions to the Joao Belo mine. The results of this program are discussed previously in this annual information form and in Section 19 of DSM’s previously filed Technical Report entitled “A Review of The Exploration Potential of, and A Proposed Exploration Program For, The Jacobina Property, Bahia State, Brazil” prepared by Terry Hennessey, P.Geo. (“Hennessey, 2002”).

Except for work by garimpeiros, most of the belt of exposure for the Serra do Corrego Formation remains relatively unexplored. DSM has been carrying out systematic exploration of the Jacobina property since September 2002. In late 2003, as a result of positive results, the exploration program was substantially increased. The following sections summarize results of the exploration programs in 2002, 2003 and 2004. The discussion of the results in each of the major target zones discussed in “2004 Exploration Program Results” incorporate results of the 2002 and 2003 program and therefore these are not discussed separately.

Assaying for the programs has been carried out by Lakefield Geosol, an ISO 9000-2001 certified laboratory based in Brazil, using fire assay on 50-g pulps. Check assaying was routinely carried out, by ALS Chemex in Vancouver, on

10% of sample pulps and 5% of sample rejects. External reference standards are also routinely added to monitor the quality of analyses by the laboratories. Security is maintained at the core logging and sampling facility. Dr. William N. Pearson, P.Geo., is DSM’s QP, as defined under NI 43-101, responsible for the scientific and technical work on the programs and has regularly visited the site from 2002 to the present.

Phase I (2002) Exploration Program

The results of DSM’s Phase I exploration program are described in a technical report for Desert Sun Mining Corp. “A Review Of The Proposed Phase II Exploration Program For The Jacobina Property, Bahia State, Brazil” prepared by Terry Hennessey, P.Geo., a Technical Report which is available on SEDAR (www.sedar.com) – (“Hennessey (2003a)”). The Phase I exploration drill program consisted primarily of 12 NQ-sized (47.6 mm core) diamond drill holes totalling 2,245 m however, additional work included a regional exploration program using remote sensing imagery, analysis of airborne geophysical data, geological data compilation using GIS (geographic information system software), and a program of prospecting, sampling and mapping using garimpeiros. Total expenditures on the Phase I program were US$500,000.

Phase II (2003) Exploration Program

The Phase II (2003) exploration program commenced in March, 2003 and included 8,988m of diamond drilling in 75 NQ-sized (47.6 mm core) holes, induced polarization (IP) geophysical surveys and continuation of the regional exploration program. The bulk of the drilling in this program tested the Serra do Corrego, Morro do Vento and Joao Belo Sul areas. The budget for the program was $US1.5 million. Upon completion of this work in September 2003 and the Feasibility study, DSM earned a 51% interest in the Jacobina property and triggered its option to acquire the remaining 49% to own a 100% interest in the property.

2004 Exploration Program

Jacobina Mine Area

In 2004, the program was substantially expanded with a total of 28,866m of NQ diamond drilling in 125 holes was completed. The prime target areas drilled were Morro do Vento, Joao Belo Norte, Joao Belo Sul and Canavieiras. Included in this total was 2,000m of diamond drilling completed in the northern area of the Bahia gold belt property to test several targets outlined by geological mapping, sampling, soil geochemical surveys and induced polarization surveys.

Table 4 lists the number of holes and total meterage drilled for each of the major target areas from September 2002 to December 2004 inclusive. Results of the drilling in the Jacobina mine area is discussed below. Drilling in targets in the Bahia Gold Belt excluding the Jacobina mine area, are discussed in the following section.

Table 4
TOTAL DRILLED BY DSM - From Sep 2002 to Dec 2004

AREA	Total Drilled
Canavieiras CAN	6,589.46
Rio do Coxo COX	189.18
Joao Belo JBA	12,221.35
Morro do Cuzcus MCZ	2,119.90
Morro do Vento MVT	13,599.05
Serra do Corrego SCO	2,779.54
TOTAL	37,498.48

Exploration program, Bahia Gold Belt (excluding Jacobina Mine area)

DSM holds property in the Bahia Gold Belt totalling 134,160 ha and essentially controls the entire Bahia Gold Belt which extends for some 155km along strike in a north-south direction.

In 2004 DSM carried out a program of regional and detailed geological mapping, prospecting, and rock and soil geochemical sampling that has identified four major target areas across the belt outside of the Jacobina mine area.

These target areas, from north to south are:

•

Gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates in the Pindobacu -Fumaca area which may be the northern and separate extension of the Serra do Corrego Formation. Ultramafic dykes and sills emplaced in these sediments also host gold-bearing pyritic quartz veins. This target zone, which extends along strike for about 21 km from Pindobacu, a small town located 55 km north-northeast of Jacobina, is close to a major fault contact zone with the Archean Mundo Novo greenstone belt. Zones of silification with pyrite are also present within these older metavolcanic and metasedimentary rocks indicating that the mineralizing system may be very extensive.

•

Targets in the “Pindobacu Outlier”, which extends for 23km along strike starting about 25 km north-northeast of Jacobina. Gold mineralization occurs in steeply dipping quartz veins and associated hydrothermal alteration (silicification, sericitization, chloritization and pyritization) in fine-grained quartzites and meta-pelites (andalusite schists);

•

The Maravilha Fault zone which extends for 60 km along strike northwards from the Rio Coxo garimpo 4km east of Jacobina. There are a large number of gold occurrences associated with this structure in shallow west dipping shear zones in Rio do Ouro quartzites;

•

Gold-bearing quartz pebble conglomerate of the Serra do Corrego Formation extension that extends for 45km along strike north from the town of Jacobina. This formation hosts the mineral resources at the Jacobina mine area to the south.

In addition to the work sited above, Fugro-LASA-Geomag was contracted by DSM to complete an induced polarization (IP) survey over a number of targets identified in these major areas. Results of this survey along with soil and rock chip sampling results and detailed geological mapping were used to outline drill targets. A drilling program totaling 2,000m to test principally the Pindobacu-Fumaca area was completed in late 2004.

The following provides a summary of the major target areas identified and results of the 2004 drilling program.

Pindobacu

The Pindobacu target is located 50km due north of Jacobina and 2km west of the town of Pindobacu. At Pindobacu, there a are number of active garimpos on a mall north-south hill, locally known as Barrocao hill. Geologically, there are three major tectono-stratigraphic domains in the target area:

•

Eastern Domain - Saude Complex to the east comprised of fine-grained garnet-biotite gneiss;

•

Central Domain - Mundo Novo Greenstone Belt which is a succession of submarine metabasalts, greywackes with conglomerate horizons, pyrite-bearing graphic metapelites, banded iron formation and cherts; and

•

Western Domain – Paleoproterozoic Jacobina Group specifically the Serra da Paciencia Formation which is made up of fine-to coarse-greenish grey fuchsitic/sericitic quartzites with minor metaconglomerates lenses and fuchsite or sericite schists.

The boundaries between these domains are marked by major north-south trending faults of the regional Pindobacu-Itaitu Fault system.

The Pindobacu (Barrocao) is the main gold occurrence and corresponds approximately to a 1,200m long by 300m wide hill where gold has been detected at surface between elevations 540m and 680m for 1,000m in strike length. Gold is fine to locally coarse-grained and occurs associated with fine grained pyrite or goethite, tourmaline and fuchsite related to quartz veins along low-angle thrust faults, high-angle reverse faults and fractures. The host rocks are metagraywacke, banded iron formation and metachert of the Mundo Novo

Formation and strongly silicified and fuchsitic, fine to coarse-grained quartzite with minor metaconglomerates lenses of the Jacobina Group (Serra da Paciencia Formation)

Montana Minerals is reported to have investigated this gold mineralization during the mid-1980’s by trenching and shallow diamond drilling. After Montana, a number of garimpeiros starting mining some of the mineralized outcrops and carried out shallow underground mining, an activity that is locally and currently underway.

Only partial information on the results of the Montana work is available from a report filed with the Departamento Nacional de Produgao Mineral (DNPM). Trenching and pitting by Montana was reported to outline a N10oE trending mineralized zone 18 metres thick with an average grade of 1.91 g Au/t. According to the DNPM report, Montana completed 18 shallow diamond drill holes of which only partial results are included in the report from which samples from 13 of these holes were selected for metallurgical testing. The head grade of the composite of core samples was reported to be 4.52 g Au/t with recovery after a 30 day bottle roll test of 82.1%.

Geological mapping, IP surveys and rock/soil geochemical surveys by DSM indicate that the hydrothermal alteration is much more extensive than indicated by the previous work. The zone has been traced for at least 3.2km along strike and it probably extends a further 10km to the north to Fumaca. A three hole drill program totalling 450m was completed to test different areas of the alteration system:

Highlights of this drilling are as follows:

•

Hole PB-1 intersected 7.20 g Au/t over 2.0 true width in a strongly altered satellite zone about 50m east of the Pindobacu mineralized trend.

•

Hole PB-2, collared 100m south of PB-1, intersected 5.46 g Au/t over 21.9m in the Pindobacu mineralized trend; and

•

Hole PB-3, collared 250m south of PB-2 intersected a very pyritic zone in strongly silicified quartzite which returned 1.46 g Au/t over a true width of 24.4m. This zone is deeper than that intersected by Hole PB-02 and was likely not intersected by the previous drilling.

Dr. Paul Karpeta, an expert on Precambrian conglomerate-hosted gold deposits from South Africa spent 10 days on the project in October 2004. He has worked extensively at both Witwatersrand and Tarkwa and considers the Pindobacu mineralizations have geological similarities to that of the Damang deposit in the Tarkwa district of Ghana.

Fumaca

Fumaca, located 10km north of Pindobacu is the likely northern extension of the Pindobacu zone. Rock chip sampling across the Guine garimpo adit at Fumaca returned 4.5 metres at 7.36 g/t Au including 0.30 metres grading 90.0 g/t Au and 0.30 metres at 6.68 g/t Au. This target was tested down-dip by DDH FN-01, which intersected a 55.0 metres thick, strongly silicified, greenish-grey metachert with hematite, fuchsite and pyrite dissemination in matrix and along fractures. Only low grade gold values were intersected, however, faulting may have prevented the hole from actually intersecting the downdip extension of the zone in the garimpo.

DDH FN-02A was drilled in the southern portion of the Fumaca Target to investigate a gold anomalous trend in soil (high value of 251 ppb Au) with a coincident IP chargeability anomaly. This hole intersected 0.72 g Au/t over 10.1m true width in strongly silicified and weathered quartz-sericite schist and metagraywackes, locally conglomeratic. This hole, which was drilled in an area that is completely covered with no outcrop, confirms the effectiveness of soil geochemistry and IP to outline mineralization.

FN-3 was drilled to set a second coincident soil and IP anomaly but did not return any significant gold values although altered sediments of the Jacobina group were intersected. Assay results from Hole FN-4 which tested another coincident anomaly south of the Guine garimpo are pending.

Agua Branca

The Agua Branca target is located 24 km north/northeast of Pindobacu. The area is underlain by quartzites, phyllites and metachert/banded iron formation of the Mundo Novo Greenstone Belt. CPRM reported a soil geochemical anomaly of 5.6ppm (5.6 g Au/t) in a survey completed in 1978. A soil survey by DSM outlined a northeast-southwest oriented Au anomaly 400m long and open along strike in both directions. Values ranged from 28 to 212 ppb Au. This trend is also outlined by Cr, Cu, Fe, V and Zn. A second weaker soil anomaly about 350m long with a peak value of 66ppb Au is located about 600m east of the stronger anomaly.

Entry Points

Dr. Paul Karpeta’s indicated to DSM on his October 2004 trip that the Witwatersrand Basin in South Africa has six recognized entry points and the Tarkwa Basin in Ghana, four. Entry points are the areas of a basin in which major river systems carry the majority of detritus that is deposited into the basin. High energy sediments especially conglomerates are most abundant in the entry points of basins.

At Jacobina, on the other hand, only one entry point is referred to in the literature and that is in the Jacobina mine area. However, it is highly unlikely that a basin as extensive as that which formed the Jacobina Group (some 200km) and which is of a similar order of magnitude to the Tarkwa Basin, would have only one entry point. If one or more entry points can be identified in the Jacobina Basin, these would be highly prospective areas for conglomerate-hosted gold mineralization.

Northern Extension of Serra do Corrego Formation

Field work in 2004 verified that the Serra do Corrego Formation extends at least 45km north of Jacobina. One drill hole completed in 2004 confirmed the present of conglomerates with fuchsite alteration but did not return any significant values. Nevertheless, the entire area of the extension is marked by a similar stream sediment geochemical response to the Jacobina mine area in the south. The possibility of faulted slices of favourable conglomerate layers similar to that at Canavieiras also needs to be investigated.

Sambura/Biquinha/Cercadinho

These are group of prospects with extensive garimpos. At Sambura, about 50km north-northeast of Jacobina and 15km north of the town of Saude, grab samples of pyrite-rich material returned values to 2.46 g Au/t. At Guardanapo, 900m north of Sambura, samples of narrow (1-2cm) quartz veins cutting andalusite-graphite-quartz schists, have returned high grade gold values of 15-30 g Au/t. One drill hole was completed at Sambura to test the complete section across the altered zone but no significant values were obtained.

At Biquinha, 3 km west of Saude, gold mineralization occurs in quartz veins and veinlets filling tension fractures developed in andalusite schist. One drill hole tested the strongest part of a 600m long soil geochemical anomaly with a peak value of 2,758 ppb Au (2.76 g Au/t) but did not return any significant results.

At Cercadinho, located 5 km northwest of Saude, gold occurs within an oxidized shear zone developed in the upper contact of a 2.0 metre wide thick immature metacongomerate lens within a thick quartzite bed. An extensive garimpo, 150m long, and up to 6m deep has been developed on this structure. Assays of five composite samples from the waste pile assayed 8.53 g Au/t to 26.67 g Au/t. There are also extensive quartz vein stockworks in the quartzite to the east of the shear zone; however, chip samples taken across this stockwork did not return any significant values.

Drilling

JMC

All drilling undertaken by the Company was conducted by contract diamond drillers using modern wireline surface drill The original database, from which JMC estimated the mineral resources at the Jacobina project in 1998 (Hennessey 2002 and in a technical report prepared by Terry Hennessey, P.Geo. titled “A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil, filed on SEDAR – “Hennessey (2003b)) is comprised of two types of samples: drill core and chip/channel samples. Until the mid 1990’s, the database was strictly a paper one with holes and sample information plotted on plan, section and longitudinal sectional projections. JMC partially computerized the database after acquisition by William. DSM later completed a detailed verification of all the old drill holes including the checking of original drill logs, assay certificates, survey data and maps and sections. All holes have now been verified and entered into the electronic database by DSM.

The drill holes in the JMC database are a mixture of BQ-sized (core diameter = 36.5 mm) and TT-sized (slightly smaller than BQ) core. The BQ core was drilled from company-owned surface exploration drill rigs and the TT core from underground.

All drill hole setups were marked up underground, in paint, by a surveyor. The markup included a foresight and backsight in addition to the hole number, inclination and hole length. Drill holes were stopped by the driller at the specified footage, but the drill was not moved to the next hole without the permission of the geological technician in charge, who inspected the core prior to moving.

In addition to drill hole logging and sampling, all development headings were mapped at 1:200 scale and sampled when in, or near, conglomerate. The mapping and chip channel sampling was plotted on plans and is available for interpretation purposes during resource estimation. The chip/channel sampling was also sometimes composited into pseudo drill holes for use in resource estimation.

There are 1,191 drill holes totalling 157,642 m of drilling in the DSM database for the Jacobina Mine area. A complete description of the drilling is not possible within the scope of this report. However, a summary of the drill holes available by mine or major exploration area is set out in Table 5 below. Table 5 also contains a summary of all drilling completed by DSM since acquisition of the project (excluding northern area drilling).

Table 5
SUMMARY OF DRILLING, JACOBINA MINE

	Holes in Data Base		Old Drill Holes		New DSM Drill Holes
Area	Number of Holes	Length (m)	Number Of Holes	Length (m)	Number of Holes	Length (m)
Campo Limpo (CLP)	9	1,744.23	9	1,744.23	0	0
Canavieiras (CAN)	152	17,919.73	107	11,330.27	45	6,589.46
Rio Coxo (COX)	2	189.18	0	0.00	2	189.18
Joao Belo Norte (JBA)	369	44,087.45	345	31,244.23	24	12,843.22
Joao Belo Sul (JBS)	10	1,890.28	10	1,890.28	0	0.00
Lagedo Preto (LGP)	22	3,724.47	22	3,724.47	0	0.00
Serra da Lagartixa (LGX)	1	740.42	1	740.42	0	0.00
Morro do Cuscuz (MCZ)	93	13,329.78	88	11,209.88	5	2,119.90
Morro da Viuva (MVA)	8	1,257.98	8	1,257.98	0	0.00
Morro do Vento (MVT)	410	55,717.88	330	42,118.83	80	13,599.05
Serra Branca (SBC)	7	2,050.71	7	2,050.71	0	0.00
Serra do Corrego (SCO)	109	14,990.06	85	12,210.52	24	2,779.54
TOTAL	1192	157642.17	1012	119,521.82	180	38,120.35

The total number of assay samples in the database is set out in Table 6 below. Table 6

ASSAY SAMPLES IN DATABASE
Samples from Old Drill Holes	129,918
Samples from New Drill Holes - 2002	2,840
Samples from New Drill Holes - 2003	14,261
Samples from New Drill Holes - 2004	29,443
Total Samples in Data Base	176,462

DSM

All DSM drilling was conducted by contract diamond drillers using modern wireline surface drill rigs. The drills were aligned using foresights and backsights set up by DSM geologists. All holes were stopped under geological control to ensure that target horizons had been reached.

Several of the current DSM geological staff are former JMC employees. They are familiar with the local rock types, stratigraphic sequence, mineralization controls and rock codes previously used. Similar logging techniques and rock codes are being employed by DSM to allow for ease of use with the previous data. The lithologic codes were developed after extensive study by Anglo American geologists and sedimentologists. More extensive sampling is being performed however compared with historical sampling.

Logging was originally performed on paper and transferred to an Excel database. Gemcom was contracted to write a software entry program know as “Logger” for the electronic capture of data into a Gemcom format during logging. This program was tested and implemented in September 2003. The logging process is now fully automated with all data capture in the Logger program.

Summary results of the targets tested are provided below.

Drilling Results

Joao Belo Zone

Drilling on the Joao Belo zone in 2004 was very successful with a significant increase in indicated resources of 3,500,000 tonnes grading 2.48 g Au/t containing 280,000 ounces of gold as outlined in this annual information form. The zone is open along strike to the south and at depth to at least the 0 elevation, which is 1,000m below the top of the Joao Belo hill. More drilling is also needed on the northern end to better define the mineralized zone there as problems with faulting and technical problems with drilling limited the success there. The upgraded Joao Belo model in Gemcom was completed in mid-December 2004. In addition, all historic channel sampling has been entered and the complete database including the new model was transferred to the DSM mine department in December 2004. Further exploration drilling from Joao Belo will be done from underground using hanging wall cross cuts. Work on establishing cross cuts has already begun at the mine. The Exploration Department continues to provide technical support to the Mine Geological Department as required.

Significant results of drill holes in the Joao Belo Zone are shown in Table 7 below.

Table 7
Significant Drilling Results, Jacobina Mine (Joao Belo Zone)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below 670 Adit Level** (m)
					above	below
JBA-295	N 8751220	E 34445	El 786
dip - 73°	276.62	278.40	1.29	1.78	1.4	150
	376.96	380.27	1.09	3.31	2.6	245
	426.15	426.81	4.42	0.66	0.5	290
	486.87	488.31	2.20	1.44	1.1	340
	NOTE: Hole caved before LMPC target reef intersected wedged as JBA-295D
JBA-295D	N 8751220	E 34445	El 786
dip - 73°	485.52	487.82	2.01	2.30	1.8	350
	501.06	503.12	2.39	2.06	1.6	365
	541.88	544.34	1.76	2.46	1.9	405
	729.03	731.58	3.12	2.55	2.0	580
	755.83	768.32	1.23	12.49	9.6	605
JBA-298	N 8750874	E334406	El 803
dip - 69°	386.87	389.91	1.38	3.04	2.6	235
incl	527.37	550.25	2.12	22.88	19.9	385
incl	527.37	540.86	2.70	13.49	11.7	370
JBA-305	N8750944	E334413	El 784

dip - 61°	477.33	479.35	5.40	2.02	1.7		310
	498.23	522.36	2.30	24.13	20.8		350
incl	498.23	511.81	2.83	13.58	11.7		345
incl	518.87	522.36	3.86	3.49	3.0		355
	712.52	717.9	1.13	5.38	4.6		535
JBA-307	N 8750875	E334095	El 1032
dip - 77°	349.70	361.41	2.54	11.71	8.0	2
incl	349.70	354.90	5.00	5.20	3.5	5
	407.68	416.40	2.14	8.72	5.9		45
	441.38	445.90	2.49	4.52	3.1		73
	509.02	510.39	6.16	1.37	0.9		135
JBA-308	N8750674	E334427	El 841
dip - 58°	542.24	557.00	1.82	14.76	13.3		310
	542.24	551.91	2.12	9.67	8.7		305
	571.42	575.89	1.53	4.47	4.0		328
JBA-309	N 8750772	E334415	El 834
dip - 69°	571.51	584.47	1.76	12.96	10.1	383
incl	578.35	584.47	3.28	6.12	4.8	385
JBA-310	N 8750823	E334096	El 1028
dip - 47°	351.47	355.36	4.77	3.89	3.7	115
JBA-311	N 8751158	E334426	El 799
dip - 70°	482.00	483.47	7.29	1.47	1.1		330
	496.31	505.13	1.71	8.82	6.9		344
incl	501.45	505.13	2.12	3.68	2.9		350
	546.86	550.43	3.17	3.57	2.8		390
JBA-312	N 851075	E334095	El 1032
dip - 87°	509.6	520.97	4.34	11.37	6.1		180
	highs cut to 30g/t		3.61
incl	516.1 520.97		9.48	4.87	2.6		180
	highs cut to 30g/t		7.78
	568.33	594.71	2.77	26.38	14.2		245
JBA-313	N 8751370	E334427	El 741
dip - 69°	415.60	420.36	1.33	4.76	3.7		325

* all holes are NQ diamond drill core size

** depth calculated based on midpoint of intersection; 670m level is the main haulageway at Jacobina Mine

Morro do Vento

The Morro do Vento target area is located about 1.5 km from the processing plant and approximately 9 km from the town of Jacobina. The Intermediate reef package here is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miners workings). This target was identified as a result of drilling in the adjacent Morro do Vento Extension (Cuscuz) area in 2002 and compilation of historical drilling data. The results of an induced polarization survey completed in 2003 at Morro do Vento indicated that the mineralized horizon likely extended over 400 metres down dip into the valley.

At Morro do Vento, the Intermediate Reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 40 to 70 metres in width and extends along strike for 2 km. This package had been previously explored by 20 wide-spaced diamond drill holes over the 2-km strike length as well as in limited underground workings. Conglomerates comprise approximately 25% to 40% of the package.

The former Itapicuru mine had workings in the Morro do Vento and Morro do Vento Extension (Cuscuz) areas although most of the previous production came from the Basal and Main Reefs. These are stratigraphically 350 m and 300 m, respectively, below the Intermediate Reefs. Previous mining and exploration focused on the high-grade zones in these reefs which were mined in stopes that were typically 2 to 2.5 m wide. Past production from the Intermediate Reefs was 413,974 tonnes grading 3.87 g/t Au from one conglomerate layer 1.9 m thick at the north end of the area.

The package is exposed on the east flank of the Morro do Vento hill. The slope of the hill is a dip slope averaging about 55° E dip. The reefs extend from the top of the hill, at elevation 1,000 m, to the valley, at elevation 630 m, where they are truncated by a steeply dipping mafic intrusive. There are numerous garimpos along the entire strike. The largest garimpo on the north end extends for 230 m along strike and is 10 to 20 m wide. Because of the geometry of the zone, and its location on the flank of a hill, it is believed that the zone could potentially be open pit mined with a relatively low waste rock stripping ratio. Alternatively, ready access from existing underground workings is also a potential option for possible future development.

In 2003-2004, DSM drilled at total of 14,000m in 80 drill holes which outlined a new higher grade indicated resource of 5,000,000 tonnes grading 2.07 g Au/t containing 350,000 ounces of gold above the 800 level as outlined below. The potential open pittable resource estimate, which will include this higher grade underground resource, is in progress and is expected to be completed in March 2005. Both underground and open pit scenarios are being looked at in a preliminary economic evaluation which is being done by the DSM Mining Development Group with support from SRK Consulting. Metallurgical tests using a Falcon and column leach tests are also in progress. This project is now identified as a development project and has been budgeted separately from exploration as outlined below. Further drilling below the 800 level will need to be done from underground.

Highlights of the 2003-2004 drilling are as follows:

•

Hole MVT-289, collared at the south end of the target area, intersected 4.42 g Au/t over 11.8 metres true width (4.12 g Au/t with the one high assay cut to 30 g Au/t) from 161.23 to 181.64 metres. A second intersection from 201.76 to 228.89 metres returned 1.39 g Au/t over 15.7 metres true width including 2.81 g Au/t over 6.1 metres true width.

•

Hole MVT-290 was collared 100 metres north of MVT-289 beneath an area where there are no garimpos (free miner workings) on surface, returned 2.92 g Au/t over 4.9 metres true width.

•

Hole MVT-291, collared about 500m north of MVT-289 under an area with extensive garimpos, returned 1.48 g Au/t over 44.3 metres true width including 2.58 g Au/t over 17.1 m true width.

•

Hole MVT-293 which intersected 0.81 grams gold per tonne (g Au/t) over a true width of 49.5m including 1.35 g Au/t over a true width of 13.5m and MVT-295 on the same section, 50m vertically below, which intersected 0.81 g Au/t over a true width of 57.1m including 1.04 g Au/t over 23.9m.

•

Hole MVT-297, collared 250m north of these holes intersected 0.96 g Au/t over a true width of 48.0m including 1.44 g Au/t over a true width of 27.3m.

•

Hole MVT-301 drilled 100m north and at the same elevation as MVT-291, intersected 0.74 g Au/t over 62.0m true width including 1.34 g Au/t over a 12.9m true width.

•

Hole MVT-300 which intersected 0.84 grams gold per tonne (g Au/t) over a true width of 63.0m including 1.99 g Au/t over a true width of 11.1m and 1.37 g Au/t over a true width of 12.6m.

•

Hole MVT-303 intersected 0.80 g Au/t over a true width of 66.0m including 3.13 g Au/t over 4.1m and 2.59 g Au/t over a true width of 8.5m.

•

Hole MVT-305 intersected 0.83 over 70.6m true width including 3.22 g Au/t over a true width of 8.1m and 1.49 g Au/t over a true width of 12.2m.

•

Hole MVT-309 intersected 0.66 g Au/t over 74.6m true width including 1.39 g Au/t over a 17.6m true width and 2.45 g Au/t over 5.5m true width. Collectively holes MVT -300, -303,-305 and -309 cover a strike length of about 300m.

•

MVT-310 which intersected 0.96 grams gold per tonne (g Au/t) over a true width of 50.8m including 3.00 g Au/t over a true width of 10.9m (2.65 g Au/t cut to 30g);

•

MVT-312 which returned 0.79 g Au/t over 61.1m including higher grade zones of 5.54 g Au/t over 2.9m and 1.36 g Au/t over 12.1m true width; and

•

MVT-313, 50m vertically below MVT-291, which intersected 0.94 g Au/t over a true width 41.3m

•

MVT-314 intersected 0.92 grams gold per tonne (g Au/t) over a true width of 75.8m including 4.16 g Au/t over a true width of 6.9m and 2.95 g Au/t over a true width of 8.6m.

•

MVT-335 which intersected 1.01 grams gold per tonne (g Au/t) over a true width of 54.3m including higher grade intersections of 3.10 g Au/t over a true width of 6.3m and 2.17 g Au/t over a true width of 4.17m; and

•

MVT-324 which returned 0.79 g Au/t over a true width of 40.5m including 2.42 over a true width of 8.1m g Au/t. Results from MVT-322 to MVT-324 fill in a major gap in previously drilling in the northern part of the target zone and indicate that the mineralized zones are continuous through that area.

•

MVT-316 which intersected 0.76 g Au/t over a true width of 73.5m including higher grade intersections of 2.87 g Au/t over 7.4m true width and 2.33 g Au/t over 6.8m true width;

•

MVT-335 which intersected 1.01 grams gold per tonne (g Au/t) over a true width of 54.3m including a higher grade intersection of 2.65 g Au/t over a true width of 8.6m;

•

MVT-336 which returned 0.71 g Au/t over a true width of 67.2m including higher grade intersections of 3.41 g Au/t over a true width of 4.2m and 4.06 g Au/t over a true width of 1.5m.

•

MVT-339 which intersected 1.03 grams gold per tonne (g Au/t) over a true width of 61.8m including a higher grade intersection of 2.27 g Au/t over a true width of 9.8m;

•

MVT-340 which intersected 0.82 g Au/t over a true width of 44.2m including 2.30 g Au/t over 7.5m true width

•

MVT-347 which returned 0.95 g Au/t over a true width of 58.5m including 2.30 g Au/t over a true width of 20.7m;

•

MVT-348 which intersected 0.92 g Au/t over a true width of 39.2m including a higher grade intersection of 3.55 g Au/t over 7.5m true width; and

•

MVT-353 which intersected 0.93 g Au/t over a true width of 80.5m including a higher grade intersection of 2.04 g Au/t over 11.0m true width; and

•

MVT-346 which returned 0.88 g Au/t over a true width of 65.9m including 2.93 g Au/t over a true width of 10.2m;

•

MVT-357 which intersected 0.81 g Au/t over a true width of 46.7m including 1.67 g Au/t over 10.4m true width

Significant results of drill holes in Morro do Vento including the highlights noted above are shown in Table 8 below. Results of sampling from historical holes are shown in Table 9.

Table 8
Significant Drilling Results, Morro do Vento

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO
MVT-289	N8753232	E334855	El 935
dip -61 deg.	161.23	181.64	4.42	20.41	11.2	80
MVT-290	N8753277	E334844	El 945
dip -63 deg.	142.46	148.06	2.92	5.60	4.9	90
MVT-291	N8753640	E334709	El 970
dip -70 deg.	35.46	38.25	1.42	2.79	2.3	40
	51.32	58.95	1.73	7.63	6.3	58
	74.60	128.64	1.48	54.04	44.3	106
Incl.	74.60	95.48	2.58	20.88	17.1	90
MVT-293	N8753571	E334701	El 977
dip -33 deg.	18.76	68.27	0.81	49.51	49.5	30

Incl.	54.75	68.27	1.35	13.52	13.5	35
MVT-294	N8753660	E334694	El 970
dip -46 deg.	78.17	85.40	4.49	7.23	7.2	60
MVT-295	N8753572	E334703	El 977
dip -76 deg.	28.14	109.73	0.81	81.59	57.1	69
Incl.	69.87	103.94	1.04	34.07	23.9	85
MVT-296	N8753906	E334674	El 988
dip -32 deg.	27.90	82.30	0.57	54.40	54.4	60
MVT-297	N8753827	E334669	El 985
dip -76 deg.	14.35	62.35	0.96	48.00	48.0	25
Incl.	35.03	62.35	1.44	27.32	27.3	35
MVT-298	N8753827	E334671	El 985
dip -32 deg.	34.69	40.86	0.96	6.17	4.2	30
MVT-299	N8753986	E334635	El 999
dip -32 deg.	11.09	68.15	0.64	57.06	55.9	32
Incl.	40.07	47.11	1.76	7.04	6.9	40
MVT-300	N8753906	E334675	El 988
dip -68 deg.	37.19	112.23	0.84	75.04	63.0	80
Incl.	37.19	39.89	2.18	2.70	2.3	32
Incl.	61.83	76.87	1.37	15.04	12.6	100
Incl.	99.07	112.23	1.99	13.16	11.1	134
MVT-301	N8753725	E334722	El973
dip -59 deg.	41.37	112.61	0.74	71.24	62.0	72
Incl.	80.97	95.83	1.34	14.86	12.9	82
MVT-302	N8754057	E334655	El 995
dip -87 deg.	38.27	168.05	0.48	129.78	68.8	103
Incl.	56.97	61.07	1.90	4.10	2.2	62
Incl.	105.79	115.20	1.31	9.41	5.0	110
Incl.	152.74	161.20	2.04	8.46	4.5	160
MVT-303	N8754000	E334653	El 995
dip -71 deg.	29.84	115.53	0.80	85.69	66.0	90
Incl.	29.84	35.14	3.13	5.30	4.1	31
Incl.	104.53	115.53	2.59	11.00	8.5	120
MVT-304	N8753728	E334688	El 974
dip -45 deg.	16.65	75.32	0.49	58.67	57.5	35
Incl.	23.64	31.37	1.37	7.73	7.6	21
Incl.	37.64	40.60	2.01	2.96	2.9	32
MVT-305	N8754057	E334655	El 995
dip -59 deg.	21.12	97.98	0.83	76.86	70.7	60
Incl.	32.75	36.53	1.45	3.78	3.5	34
Incl.	58.63	71.84	1.49	13.21	12.2	62
Incl.	89.17	97.98	3.22	8.81	8.1	92
MVT-306	N8753951	E334669	El 990
dip -89 deg.	31.65	124.40	0.43	92.75	53.8	77
Incl.	53.20	57.86	1.00	4.66	2.7	55

Incl.	87.35	92.10	2.50	4.75	2.8	90
MVT-307	N8754100	E334638	El 998
dip -55	66.57 Faulted	70.08	0.78	3.51	3.2	62
MVT-308	N8754138	E334673	El 968
dip -57	59.55 Faulted	66.19	1.00	6.64	6.2	70
MVT-309	N8754204	E334653	El 969
dip -61 deg.	2.50	85.38	0.66	82.88	74.6	48
Incl.	43.17	62.71	1.39	19.54	17.6	53
Incl.	79.31	85.38	2.45	6.07	5.5	88
MVT-310	N8754268	E334666	El 951
dip -58	3.60	58.82	0.96	55.22	50.8	45
Incl.	25.96	27.5	4.88	1.54	1.4	30
Incl.	47.00	58.82	3.00	11.82	10.9	60
			2.65	cut to 30 g/t)
MVT-311	N8754407	E334712	El 920
dip -54	50.53	55.31	1.09	4.78	4.6	55
	72.12	78.61	1.35	6.49	6.2	80
MVT-312	N8753906	E334676	El 987
dip -80	34.85	191.62	0.79	156.77	61.1	100
	105.74	136.74	1.36	31.00	12.1	108
Incl.	170.1	177.63	5.54	7.53	2.9	150
MVT-313	N8753639	E334710	El 970
dip -90	37.87	105.54	0.94	67.67	41.3	72
	37.87	44.49	1.78	6.62	4.0	41
	65.57	72.55	3.24	6.98	4.3	69
	93.06	105.54	1.33	12.48	7.6	99
MVT-314	N8753538	E334754	El 973
dip -73	63.72	157.25	0.92	93.53	75.8	120
Incl.	82.29	90.80	4.16	8.51	6.9	90
Incl.	113.19	123.85	2.95	10.66	8.6	122
MVT-315	N8754012	E334676	El 983
dip -85	46.4	172.38	0.65	125.98	63.0	109
Incl.	119.88	132.29	1.46	12.41	6.2	125
Incl.	154.82	172.38	2.13	17.56	8.8	163
MVT316	N8754099	E334754	El 915
dip -65	52.05	138.54	0.76	86.49	73.5	110
incl	65.28	69.86	1.73	4.58	3.9	80
incl	98.20	106.15	2.33	7.95	6.8	120
incl	126.12	134.88	2.87	8.76	7.4	160
MVT-317	N8754270	E334723	El 928
dip -89	77.96	167.39	0.42	89.43	52.8	122
Incl.	127.09	141.50	2.09	14.41	8.5	134
MVT-319	N8753725	E334733	El 975
dip -84	69.97	150.84	0.72	80.87	52.6	110
Incl.	78.50	90.11	1.77	11.61	7.5	84
Incl.	104.43	117.55	1.67	13.12	8.5	110
Incl.	144.24	150.84	1.20	6.60	4.3	148

MVT-320	N8753710	E334707	El 973
dip -47	25.59	78.15	0.65	52.56	51.5	36
Incl.	25.59	30.94	2.34	5.35	5.2	16
Incl.	40.73	46.98	1.64	6.25	6.1	28
MVT-321	N8753867	E334667	El 990
dip -72	46.21	219.54	0.52	173.33	50.3	110
Incl.	61.30	74.30	1.37	13.00	3.8	50
Incl.	108.92	119.10	3.67	10.18	3.0	90
MVT-322	N8754375	E334705	El 922
dip - 83	67.99	171.33	0.40	103.34	72.3	110
incl	78.80	84.62	2.39	5.82	4.1	74
incl	161.09	163.30	4.55	2.21	1.5	144
incl	197.39	205.05	2.75	7.66	5.4	174
MVT-323	N8754407	E334712	El 922
dip - 75	57.97	156.57	0.56	98.60	54.2	92
incl	57.97	61.06	1.39	3.09	1.7	50
incl	67.32	77.25	1.68	9.93	5.5	60
incl	120.10	130.61	1.40	10.51	5.8	108
MVT-324	N8754409	E334715	El 922
dip -38	99.91	215.76	0.79	115.85	40.5	45
incl	99.91	107.55	2.12	7.64	2.7	34
incl	123.94	129.28	1.92	5.34	1.9	32
incl	160.59	183.64	2.42	23.05	8.1	40
MVT-325	N8754623	E334906	El 675
dip +8°	60.18 Faulted	69.43	1.14	9.25	6.7	45
MVT 326 dip +8°	N 8754690	E334900	El 672
	No significant values
MVT 327	N 8754818	E 334859	El 671
dip +23°	51.09	52.03	4.82	0.94	0.4	25
incl.	51.09	58.85	1.02	7.76	3.5	27
MVT 328	N 8754768	E 334879	El 662
dip +18°	45.55	47.65	1.63	2.1	1.1	33
MVT 329	N8753233	E334853	El 935
dip - 81°	172.00	247.2	0.78	75.20	33.1	170
incl	175.13	181.86	3.39	6.73	3.0	140
incl	220.97	233.9	1.82	12.93	5.7	180
incl	243.81	247.2	1.86	3.39	1.5	200
MVT-330	N753259	E334848	El 942
dip -86°	157.69	272.41	0.40	114.72	72.3	214
incl	187.67	191.7	1.22	4.03	2.5	193
incl	224.89	240.13	1.41	15.24	9.6	232
MVT-333	N8753950	E334636	El 991
dip - 55°	5.81	74.95	0.58	69.14	69.1	36
incl	46.93	48.40	5.48	1.47	1.5	40

MVT 334	N8754379	E334702	El 927
dip - 42°	61.98	66.43	2.80	4.45	2.8	50
MVT-335	N8753634	E334710	El 971
dip - 82°	35.23	122.85	1.01	87.62	54.3	78
incl	35.23	38.63	2.17	3.40	2.1	40
incl	50.72	55.80	2.11	5.08	3.1	47
incl	83.43	93.67	3.10	10.24	6.3	88
incl	115.22	122.85	2.17	7.63	4.7	118
MVT336	N875363	E334709	El 971
dip - 55°	26.78	101.44	0.71	74.66	67.2	60
incl	26.78	31.43	3.41	4.65	4.2	30
incl	41.67	46.38	1.45	4.71	4.2	42
incl	60.45	66.00	1.05	5.55	5.0	60
incl	97.72	99.38	4.06	1.66	1.5	86
MVT337	N8753610	E334707	El 973
dip - 83°	33.56	120.10	0.60	86.54	58.0	70
incl	33.56	35.84	1.37	2.28	1.5	25
incl	49.77	51.81	2.22	2.04	1.4	45
incl	71.87	79.90	1.00	8.03	5.4	73
incl	100.64	120.10	1.24	19.46	13.0	105
MVT338	N8753740	E334687	El 980
dip - 70°	98.95	104.46	2.64	5.51	1.9	85
	155.36	161.11	5.12	5.75	2.0	128
	155.36	178.50	1.46	23.14	7.9	134
MVT339	N8753685	E334718	El 973
dip - 68°	36.67	110.27	1.03	73.60	61.8	72
incl	36.67	39.00	2.18	2.33	2.0	40
incl	54.19	65.90	2.27	11.71	9.8	60
incl	83.22	97.12	1.76	13.90	11.7	90
incl	105.65	110.27	3.06	4.62	3.9	120
MVT340	N8753684	E334722	El 972
dip - 82°	94.25	186.40	0.82	92.15	44.2	130
incl	94.25	105.39	1.73	11.14	5.3	92
incl	127.15	142.73	2.30	15.58	7.5	130
incl	184.71	196.26	1.07	11.55	5.5	180
MVT 341	N 8753489	E 334750	El 989
dip -71°	353.76	359.80	2.65	6.04	6.0	230
incl.	356.54	359.80	4.01	3.26	3.3	244
MVT 342	N8754319	E334662	El 964
dip - 73°	0.80	1.87	2.12	1.07	0.8	2
	31.32	34.54	0.70	3.22	2.4	33
MVT343 dip - 79°	N8753280	E334849	El 974
	no significant values
MVT344	N8754236	E334676	El 968
dip - 87°	16.26	19.67	1.21	3.41	1.5	15
	50.49	51.65	1.47	1.16	0.5	50
	77.44	87.60	0.65	10.16	4.6	77

MVT 345	N8753866	E334665	El 991
dip - 36°	16.65	90.80	0.62	74.15	74.2	40
incl	42.51	44.67	1.64	2.16	2.2	35
incl	51.16	61.17	1.92	10.01	10.0	45
incl	80.24	90.80	1.44	10.56	10.6	60
MVT 346	N 8753585	E 334742	El 966
dip -88°	74.60	173.03	0.88	98.43	65.9	130
incl.	74.60	77.89	4.12	3.29	2.2	80
incl.	114.62	129.80	2.93	15.18	10.2	125
incl.	168.01	173.03	2.05	5.02	3.4	175
MVT 347	N8753614	E334664	El 977
dip - 41°	8.80	67.26	0.95	58.46	58.5	18
incl	25.71	46.38	2.30	20.67	20.7	20
MVT 348	N8753538	E334751	El 973
dip - 59°	54.00	99.00	0.92	45.00	39.2	70
incl	54.00	57.00	1.35	3.00	2.6	52
incl	69.47	73.27	1.04	3.80	3.3	65
incl	90.40	99.00	3.55	8.60	7.5	87
MVT 349	N8753687	E334680	El 980
dip -40°	3.00	83.14	0.61	80.14	78.5	38
incl.	37.93	46.32	2.10	8.39	8.2	38
incl.	81.19	83.14	3.00	1.95	1.9	70
MVT 350	N8753935	E334663	El 990
dip -40°	50.14	56.00	0.65	5.86	5.9	35
incl.	81.00	82.83	2.19	1.83	1.8	45
MVT351	N8753937	E334663	El 991
dip -62°	33.29	111.00	0.63	77.71	67.6	73
incl.	55.18	73.63	1.08	18.45	16.1	64
incl.	100.47	111.00	1.52	10.53	9.2	102
MVT 352	N 8753509	E 334.750	El 987
dip -89°	102.20	105.39	1.62	3.19	1.6	100
MVT353	N8753889	E334669	El 992
dip -86°	63.50	246.43	0.93	182.93	80.5	100
incl.	81.00	89.12	2.06	8.12	3.6	57
incl.	128.11	153.00	2.04	24.89	11.0	94
incl.	219.55	246.43	1.97	26.88	11.8	138
MVT 354	N8753939	E334666	El 993
dip -72°	46.70	237.00	0.50	190.30	68.5	104
incl.	86.17	94.91	1.75	8.74	3.1	70
incl.	148.40	177.66	1.07	29.26	10.5	118
incl.	220.21	237.00	1.01	16.79	6.0	165
MVT 355	N8754082	E 334622	El 1004
dip -72°	16.86	205.24	0.69	188.38	67.8	95
incl.	147.26	156.43	1.83	9.17	3.3	125
incl.	193.92	205.24	4.36	11.32	4.1	164
MVT 356	N8754142	E334615	El 997
dip -87°	13.65	96.95	0.71	83.30	56.6	54

incl.	13.65	20.50	0.99	6.85	4.7	18
incl.	50.50	52.96	1.46	2.46	1.7	50
incl.	84.51	96.95	3.23	12.44	8.5	88
MVT 357	N8753968	E334647	El 997
dip -70°	42.55	222.34	0.81	179.79	46.7	105
incl.	116.37	156.30	1.67	39.93	10.4	106
incl.	201.70	208.46	2.51	6.76	1.8	158
MVT 358	N8753 995	E334689	El 978
dip -75°	72.62	232.87	0.60	160.25	67.3	118
MVT 359	N 8754138	E334674	El 967
dip -73°	66.84	217.90	0.53	151.06	46.8	110
incl.	66.84	75.29	1.46	8.45	2.6	57
incl.	91.44	96.30	1.74	4.86	1.5	75
incl.	160.03	174.10	2.57	14.07	4.4	132
incl.	165.58	174.10	3.88	8.52	2.6	132
MVT 360	N 8754299	E 334.665	El 944
dip -50°	45.94 Faulted	47.06	1.31	1.12	1.0	51
MVT 361	N8754257	E 334664	El 951
dip -73°	3.65	91.22	0.51	87.57	69.2	50
incl.	3.65	6.77	1.04	3.12	2.5	5
incl.	15.63	21.57	1.29	5.94	4.7	19
incl.	85.29	91.22	2.76	5.93	4.7	94
MVT 362	N 8754054	E334631	El 1000
dip -43°	13.89	17.12	1.30	3.23	3.2	12
incl.	33.51	35.86	0.56	2.35	2.3	26
incl.	63.27	70.79	0.59	7.52	7.4	47
MVT363	N 8754120	E334735	El 923
dip -48°35'	44.76	114.79	0.76	70.03	67.9	97
incl.	44.76	48.00	1.39	3.24	3.1	60
incl.	87.31	94.49	2.74	7.18	7.0	110
incl.	110.57	114.79	3.46	4.22	4.1	137
MVT364	N 8754137	E334673	El 968
dip -80°	34.06	132.39	0.57	98.33	69.8	93
incl.	34.06	40.65	1.89	6.59	4.7	45
incl.	49.81	52.71	2.93	2.90	2.1	58
incl.	95.95	100.48	1.83	4.53	3.2	106
incl.	128.85	132.39	2.52	3.54	2.5	140
MVT 365	N 8754100	E334638	El 997
dip -87°	26.15	141.16	0.42	115.01	67.9	83
incl.	36.34	40.20	1.04	3.86	2.3	39
incl.	87.79	93.06	2.02	5.27	3.1	90
incl.	135.97	141.16	2.99	5.19	3.1	135
MVT 366	N 8754330	E334700	El 932
dip -81°	84.76	92.05	3.24	7.29	5.0	95
incl.	82.41	92.05	2.52	9.64	6.7	92

MVT367	N 8754010	E 334675	El 988
dip -77°	36.16	135.76	0.58	99.60	73.7	95
incl.	50.90	54.38	1.87	3.48	2.6	60
incl.	83.57	90.73	2.38	7.16	5.3	96
incl.	129.39	135.76	1.70	6.37	4.7	140
MVT368	N 8754240	E 334663	El 955
dip -76°	6.45	95.27	0.43	88.82	68.4	53
incl.	18.30	25.10	0.64	6.80	5.2	24
incl.	59.26	63.44	0.79	4.18	3.2	65
incl.	89.24	95.27	2.84	6.03	4.6	98
MVT 369	N 8754409	E 334677	El 938
dip -43°	27.03	29.34	3.37	2.31	2.3	27
incl.	24.66	29.34	1.93	4.68	4.6	27
MVT370	N 8754385	E334711	El 923
dip -83°	76.96	83.03	0.90	6.07	3.3	75

* all holes are NQ diamond drill core size and have been drilled + -perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

Table 9
SIGNIFICANT DRILLING RESULTS, HISTORICAL HOLES, MORRO DO VENTO
(South to North)

Hole No.*	Dip	From	To	Gold	Interval	True Width	Depth Below
	(°)	(m)	(m)	(g/t)	(m)	(m)	Surface** (m)

MORRO DO VENTO

MVT-200	-60	123.83	136.55	2.04	12.72	11.1	94
MVT-206	-72	214.10	227.94	1.74	13.84	7.2	180
		255.24	258.09	2.08	2.85	1.5	210
MVT-5	-75	110.34	113.85	2.82	3.51	2.9	87
		150.55	159.70	2.16	9.15	7.5	126
MVT-99A	-59	85.23	95.18	1.44	9.95	8.4	84
		118.94	129.89	2.04	10.95	9.2	117
MVT-99	-90	66.90	72.95	1.41	6.05	3.6	70
		84.76	87.46	2.02	2.70	1.6	85
		151.11	157.52	1.83	6.41	3.9	153
MVT-98	-88	46.38	49.10	1.60	2.72	1.6	48
		58.68	82.78	2.35	24.10	15.3	72
		106.30	112.66	1.39	6.36	11.0	108
MVT-96	-89	48.92	52.54	3.10	3.62	2.1	50
		79.07	99.16	0.91	20.09	11.4	85
MVT-11	-45	51.09	63.13	1.40	12.04	12.0	46
		80.53	86.20	2.51	5.67	5.7	65

* all holes are NQ diamond drill core size

** depth calculated based on midpoint of intersection

Morro do Vento Extension (Basal/Main Reefs - Cuscuz)

A total of 1,911 metres of diamond drilling in 4 holes were completed to test the Basal and Main Reefs in the Morro do Vento Extension (Cuscuz) area in 2004. These reefs are the northern extension of the same reefs in the Morro do Vento area that were previously mined. The Main Reef in the Morro do Vento Extension is a major new extension that potentially could be up to 1 km in strike length while the results from the Basal Reef confirm the downdip continuity below measured and indicated mineral resources estimated in August 2003 (Hennessey 2003b). These reefs are about 50m apart and approximately 200 metres stratigraphically below the Intermediate Reefs that are being explored at Morro do Vento discussed above. The Intermediate Reefs are stratigraphically equivalent to the main conglomerate zone at the Jacobina Mine.

Highlights of the 2004 drilling included:

•

Hole MCZ-83 intersected 4.94 g Au/t over a true width of 12.6m and Hole MCZ-79 intersected 3.17 g Au/t over 9.8 m true width, both in the Main Reef

•

Hole MCZ-81 intersected 2.84 g Au/t over a true width of 13.8m and Hole MCZ-80 intersected 2.13 g Au/t over a true width of 15.1m, both in the Basal Reef

Past production from the Basal and Main Reefs in both the Morro do Vento and Morro do Vento Extension areas as reported by Anglo American data totalled 2,036,634 tonnes at a recovered grade of 4.14 g Au/tonne producing 271,046 ounces of gold. Of the total past production, about 72% came from the Main Reef zone, however no previous production is recorded from this reef in the Morro do Vento Extension area. The Basal Reef in the Morro do Vento Extension area contains measured and indicated mineral resources of 2,148,000 tonnes at 2.75 g Au/t containing 190,000 ounces of gold and an inferred mineral resource of 645,000 tonnes at 2.67 g Au/t containing 55,000 ounces of gold as previously reported (Hennessey 2003b and below). Historic underground and surface diamond drill holes that tested the Basal Reef also intersected the Main Reef target zone area however most drill core in this zone was not previously assayed because of the predominantly structural style of the mineralization. This core was sampled as part of the current program.

Significant results of drill holes in the Morro do Vento Extension zone including the highlights above are shown in Table 10 below.

Table 10
Significant Drilling Results, Morro do Vento Extension

Hole No.*	From (m)	To (m)	Gold	Interval	True	Reef/Zone	Depth Below
			(g/t)	(m)	Width (m)		Surface** (m)
MORRO DO VENTO EXTENSION (CUSCUZ)
MCZ-79	N8755332	E334888	El 673
dip -58°	348.15	349.68	2.32	1.53	1.4	Satellite	430
	462.48	484.48	1.68	22.00	20.0	Main-FW	510
incl.	462.48	473.25	3.17	10.77	9.8	Main	505
MCZ-80	N8755397	E334.869	El 689
dip -48°	371.35	374.42	2.86	3.07	3.0	Main	410
	389.04	402.97	1.33	13.93	13.8	FW	420
	427.86	443.09	2.13	15.23	15.1	Basal	450
MCZ-81	N 8755332	E 334888	El 673
dip -42°	357.89	362.22	2.70	4.33	4.2	Main	310
	415.05	438.91	2.21	23.86	23.1	Basal	393
incl.	424.65	438.91	2.84	14.26	13.8	Basal	396
MCZ-83	N 8755290	E 334882	El 664
dip -48°	415.43	428.69	4.94	13.26	12.6	Main	400

* all holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

Canavieiras

The former Canavieiras mine is located 3 km north of the processing plant and is located in a block bounded by faults that is approximately 1.2 km long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs. Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine is reported by Anglo American to total 458,247 tonnes at a grade of 8.65 g Au/t. Work by DSM has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300m thick.

Major targets at Canavieiras include:

1) MU and LU reefs covering a target area of 160m by 220m about 50m below the Canavieiras mine workings;

2) Potential high grade extension zone in a target area 130m by 120m in the Piritoso-Liberino reefs adjacent to the old stope in the southern end of the mine.

3) Hollandez-Maneira reefs covering a target area of 500m by 200m about 20m above the mine workings. Highlights from this drilling include:

MU/LU (below old workings)

•

CAN-28 intersected 6.19 g Au/t (5.39 g Au/t cut) over 5.7m true width in the MU reef and 3.68 g Au/t (3.56 g Au/t cut) over a true width of 11.7m in the LU reef. The combined zone averages 2.80 g Au/t (2.62 g Au/t cut) over a true width of 33.2m;

•

CAN-30 intersected 4.67 g Au/t over 23.2m true width in the MU reef.

•

CAN-37 intersected 2.71 g Au/t over a true width of 22.2m including 4.51 g Au/t over a true width of 9.8m at the top of the MU reef and 4.41 g Au/t over a true width of 3.2m at the base;

•

CAN-47 intersected 2.85 g Au/t over 27.5m true width including 4.63 g Au/t over a true width of 13.4m. A separate reef lower in the same hole returned 2.06 g Au/t over a true width of 22.3m including 5.05 g Au/t over a true width of 6.2m; and

•

CAN-38 returned 8.77 g Au/t (7.25 g Au/t with highs cut to 30 g/t) over a true width of 3.9m in the MU reef.

•

CAN-42 intersected 1.75 g Au/t over 26.7 m true width in the MU reef including a higher grade portion in the upper part of the reef grading 10.01 g Au/t (8.73 g Au/t cut) over 2.2m true width and 2.26 g Au/t over a true width of 6.6m of the LU reef.

Piritoso/Liberino (extension of zones previously mined)

•

CAN-28 intersected 9.69 g Au/t (9.23 g Au/t highs cut to 30g/t – “cut”) over a true width of 1.9m in the Liberino reef and 12.95 g Au/t (7.53 g Au/t cut) over a true width of 2.2m in the Piritoso reef. The combined zone averages 5.85 g Au/t (4.28 g Au/t cut) over a true width of 8.1m;

•

CAN-30 on the same section as CAN-30 intersected 5.32 g Au/t over a true width of 2.3m in the Liberino reef and 18.81 g Au/t (16.10 g Au/t cut) over a true width of 1.8m in the Piritoso reef. The combined zone averaged 5.93 g Au/t (5.33 g Au/t cut) over a true width of 8.1m;

•

CAN-15 intersected 16.13 g Au/t (15.63 g Au/t cut) over a true width of 2.5m in the Piritoso reef.

•

CAN-47 returned 20.79 g Au/t over 0.7m in the Liberino reef

•

CAN-53 returned 13.83 g Au/t over a true width of 1.0m in the Liberino reef;

•

CAN-49 intersected 3.77 g Au/t (1.97 g Au/t cut) over a true width of 6.0m in the combined Piritoso and Liberino reefs;

Hollandez-Maneira (above old workings)

•

Hole CAN-18 intersected 3.96 g Au/t over a true width of 5.0m within a wider intersection grading 2.57 g Au/t over 10.4m true width in the Hollandez reef.

•

Hole CAN-23, drilled 70m south of CAN-18 intersected 3.32 g Au/t over a true width of 6.9m in the Hollandez reef and 3.45 g Au/t over 1.8m true width in the Maneira reef.

•

Hole CAN-21, drilled 160m south of CAN-18, intersected 8.47 g Au/t over a core length of 13.02m (8.07g Au/t with highs cut to 30 g/t; true width 5m – 10m) in a strongly silicified zone near the base of the Hollandez reef adjacent a steeply dipping fault zone filled with a mafic dyke.

•

Hole CAN-22 on the same section as CAN-21 intersected 2.17 g Au/t over 15.8m true width in the upper part of Liberino and the Hollandez reefs.

•

CAN-29 returned 8.09 g Au/t over a true width of 1.1m in the Maneira reef; and

•

CAN-31 intersected 4.08 g Au/t over 2.0m in the Maneira reef.

The MU and LU reefs are about 50 to 100 metres below the old workings. Hole CAN-14, drilled in 1997, intersected 7.0 g Au/t over 24.0m true width in these reefs. Initial surface drilling 40m south of this hole by DSM in 2002-03 (CAN-14 and CAN-15) was not successful in confirming this intersection because of structural complications. However, once the mine was dewatered in late 2003 and underground drilling could be carried out, the results from MU and LU have been very positive. It is important to note that CAN-14 is now bracketed by two holes – CAN-38 to the north and CAN-42 to the north, both of which had good intersections as sited above. The early surface holes CAN-14 and -15, therefore, intersected a small fault block where mineralization was locally disrupted and the results in these holes are not indicative of the overall potential of this target.

The strike length of the MU and LU reefs is now at least 300m with a width of about 200m. The zone is open to the south and there is also potential for a significant extension to the southeast of the old workings. Thickness of the MU reef ranges from 8.8m to 27.5m with an average of 21.9m and that of the LU reef, from 0.9m to 22.3m with an average of 5.2m. Stratigraphically the two reefs are very close in the southern holes but become progressively more separated to the north by an interbedded quartzite unit. In the northernmost hole to intersect MU/LU, the quartzite unit separating these reefs is about 12m thick.

Measured and indicated resources in MU and LU are estimated at 790,400 tonnes grading 3.16 and inferred mineral resources of 1,900,000 tonnes at 2.30 g Au/t as outlined below.

Drilling in 2004 provided much better definition of the MU and LU reefs below the old workings and extended the strike length of the mineralized zone to 300m. This zone is typically 20-25 metres thick with an average grade of 3+ g Au/t in the core. Mineralization is open to the south and likely extends further east.

The Piritoso and Liberino reefs were previously mined at Canavieiras over a strike length of about 600m and these were the richest reefs in the camp. Piritoso is a very pyritic medium sized quartz pebble conglomerate reef that is from 0.1m to 5.6m thick averaging about 2.6m thick. Average grade in the reef mined was 9.5 g Au/t. The Liberino reef is about 10m stratigraphically above the Piritoso reef with a thickness ranging from 0.1m to 3.2m with an average thickness of 1.2. Pebble size in Liberino ranges from medium to large with less packing as compared to Piritoso. Average grade in the reef mined was 6.1 g Au/t.

Measured and indicated mineral resources in the Piritoso and Liberino reefs are 113,400 at 8.23 g Au/t, much of which is in a block immediately southeast of the old workings. Inferred mineral resources in both reefs are 493,000 tonnes grading 4.72 g Au/t which are south of the old workings.

The drill results in the 2004 program confirm that there is excellent potential to outline higher grade resources (>6 g Au/t) in these reefs especially Piritoso in the southeast extension. Both reefs are also open to the south.

The Hollandez reef is typically 15 to 20m thick, although in places is up to 40m thick, with significant gold mineralization occurring in the lower part of the reef. The reef extends along a north-south strike for at least 1km of which 500m of this strike length would be readily accessible from existing mine workings in the Canavieiras Mine. The most significant intersection in this reef was in Hole CAN-21 which intersected 8.47 g Au/t over a core length of 13.02m (8.07g Au/t with highs cut to 30 g/t; true width 5m – 10m) in a strongly silicified zone near the base of the Hollandez reef adjacent a steeply dipping fault zone filled with a mafic dyke. Mineralization occurs as disseminated pyrite and very fine native gold in a “silica gel” that is clearly the product of hydrothermal alteration. The extent and true orientation of this zone needs to be determined in order to assess the true potential of this intersection.

The Maneira Reef, which is 30m stratigraphically above the Hollandez reef, comprises the upper sequence of conglomerates in the Serra do Corrego Formation. It is typically 70 metres thick dipping 55 degrees to the east, and comprises a very large quartz pebble conglomerate at the base which grades to a medium-sized quartz pebble conglomerate at the top. The conglomerates typically have a fuchsite-rich matrix, sometimes oxidized. Gold mineralization is presented at both the base and top.

Inferred mineral resources in the Maneira reef are estimated to be 998,000 tonnes grading 1.66 g Au/t and in the Hollandez reef, 257,000 tonnes at 1.73 g Au/t.

Significant results of drill holes at Canavieiras including the highlights above are shown in Table 11 below. Table 12 lists significant results from sampling of core from historical drill holes.

Table 11

Summary of Significant New Drilling Results, Canavieiras

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below Surface** (m)
CANAVIERAS
CAN-18	N8758458	E335089	El 579
dip +40 deg.	0.00	11.61	2.57	11.61	10.4	Hollandez	78
Incl.	0.00	8.02	3.34	8.02	7.2	Hollandez	82
	77.46	78.78	3.87	1.32	1.2	Maneira	67

CAN-19	N8758458	E335089	El 578
dip +0 deg.	12.38	15.59	2.02	3.21	2.7	Hollandez	80
	90.98	97.39	1.03	6.41	5.4	Maneira base	140

CAN-20	N8758419	E335063	El 571
dip +46 deg.	0.48	1.04	1.55	0.56	0.6	n/a	75
	15.63	18.23	1.47	2.60	2.6	Hollandez	68
	27.46	28.95	2.71	1.49	1.5	Hollandez	65
	92.21	93.51	2.10	1.30	1.3	Maneira	50
	102.08	107.94	1.38	5.86	5.9	Maneira	45

CAN-21	N8758300	E335141	El 578
dip +0 deg.	0.00	13.02	8.47	13.02	5m-10m	Near base	95
			8.07	Cut to	30g/t	Hollandez
	28.86	34.59	1.10	5.73	4.4	Maneira base	110
Incl.	33.61	34.59	6.22	0.98	0.8	Maneira base	110
	65.33	68.26	0.82	2.93	2.3	Maneira top	125

CAN-22	N8758300	E335094	El 580
dip +37 deg.	0.00	17.50	2.17	17.50	15.8	Liberino/ Hollandez	62
	63.16	70.50	1.05	7.34	6.6	Maneira	55

CAN-23	N8758390	E335066	El 579
dip +33 deg.	30.86	40.73	3.32	9.87	6.9	Hollandez	68
	86.55	89.15	3.45	2.6	1.8	Maneira	72

CAN-26		N8758489	E335083	El 548
	dip +23°'	89.77	92.93	1.57	3.16	3.0	Maneira	120
		90.27	97.00	1.28	6.73	6.5	Maneira	122
CAN27		N8758447	E335098	El 548
	dip +33°	24.91	26.96	2.05	2.05	2.1	Piritoso	118
		81.90	102.45	1.01	20.55	20.6	Maneira	110
CAN 29		N8758350	E335113	El 548			Piritoso/
	dip +19°	33.11	41.10	1.15	7.99	6.9	Liberino	137
	incl.	33.11	33.94	10.42	0.83	0.7	Piritoso	135

Table 12
Summary of Significant Results from Sampling of Historic Drill Holes, Canavieiras.

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width	Reef	Depth Below Surface** (m)
MC36		N8758528	E335077	El 547
Dip 0 deg.		64.25	80.42	9.81	16.17	11.3	Holandez	155
				6.75	cut to 30g/t
AC14		N8758456	E335072	El 589
Dip +65 deg.		0.00	12.63	2.08	12.63	12.4	Holandez	71
AC 24		N8758445	E335038	El578
Dip +50 deg.		39.46	47.25	2.14	7.79	7.80	Holandez	42
MC4		N8758272	E335102	El572
Dip +60 deg.		30.57	38.55	3.29	7.98	8.0	Holandez	68
MC 37		N8757972	E335171	El549
Dip 0 deg.		5.65	14.93	2.12	9.28	5.9	Holandez	90
MC 32		N8757962	E335161	El 577
Dip -71 deg.		25.40	36.50	4.61	11.10	5.2	Holandez	83
				1.74	cut to 30g/t
MC 38		N8757947	E335171	El 549
Dip 0 deg.		10.59	40.97	2.02	30.38	14.9	Holandez	72
	Incl.	31.75	40.97	6.05	9.22	4.5	Holandez	72
CAN5		N8757857	E335263	El 641
Dip -90 deg.		127.51	131.56	2.43	4.05	2.5	Holandez	240
CAN 8		N 757800	E335165	El 640
Dip -60 deg.		70.78	77.21	2.12	6.43	3.2	Holandez	60

* Historic holes are BQ or AQ diamond drill core size

** depths calculated based on midpoint of intersection

Serra do Corrego

The Serra do Corrego target area, located 2 kilometres north of the processing plant, is a 900 metre long target zone. Two reefs known as MU and LU which are equivalent to reefs of the same name in Morro do Vento to the south and Canavieiras to the north, are the principal targets. Extensive garimpos are found across the hillside following these conglomerates. The MU reef is best developed in the southern part of the target area and thins northward. In contrast, the LU reef continues across the majority of the hillside with characteristically deeply incised garimpos. DSM has carried out resampling of available old core in the vicinity of the MU and LU Reefs which suggests that there may, in places, be underestimation of grade in lower grade areas such as the quartzites between reefs.

The drilling results have been incorporated into the mineral resource estimate completed in August 2003 reviewed by Micon (2003b).

A second target is the Hollandez and Maneira reefs which are exposed continuously over a strike length of 1,800 meters on the east flank of the Serra do Corrego hill. These reefs are approximately 200 m stratigraphically above the MU and LU reefs.

Highlights from the drilling completed in 2002-2003 are as follows:

•

Hole SCO-83 returned 3.70g Au/t tonne over a true width of 9.9 meters in the Maneira reef and 0.86 g Au/t over 7.4 meters true width in the Holandez reef.

•

Hole SCO-84, collared in the south end of the target zone 90 m south of SCO-82, returned 1.39 g Au/t over a true width of 32.2 meters at a depth of about 40 meters below surface. This intersection includes a higher-grade section of 6.92 g Au/t over a true width of 3.8m.

•

Hole SCO- 87 which intersected 1.30 g Au/t over a true width of 25.7m including a higher grade section grading 3.19 g Au/t over a true width of 6.3m

•

Hole SCO-89 that returned 1.30 g Au/t over a true width of 33.3m including higher grade intersections of 5.30 g Au/t and 3.06 g Au/t over true widths of 3.1m and 7.9m, respectively.

Significant results of drill holes at Serra do Corrego including the highlights above are shown in Table 13 below.

Table 13
Significant Drilling and Sampling Results, Serra do Corrego

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval	True Width	Depth Below
SCO-83		N8756774	E335185	El 651	(m)	(m)	Surface** (m)
	dip -53[o]	62.66	74.12	3.70	11.46	9.9	68
		118.71	127.34	0.86	8.63	7.4	123
		220.97	221.83	2.65	0.86	0.7	250
SCO-84+		N8756950	E334776	El 908
	dip -40[o]	19.71	20.45	10.68	0.74	0.6	10
		53.46	90.38	1.39	36.92	32.1	40
	Incl.	53.46	54.78	4.24	1.32	1.2	30
	Incl.	86.04	90.38	6.92	4.34	3.8	45

SCO-85		N8756975	E334780	El 910
	dip -45[o]	51.26	91.95	0.38	40.69	31.3	48
	Incl.	51.26	58.75	0.76	7.49	5.8	38
	Incl.	87.72	91.95	0.71	4.23	3.3	53
SCO-86		N8756999	E334811	El 899
	dip -44[o]	53.06	62.40	1.19	9.34	7.1	50
		123.70	129.45	2.21	5.75	4.4	97
SCO-87		N8757075	E334739	El 920
	dip -44[o]	46.34	77.34	1.30	31.00	25.7	31
	Incl.	46.34	53.96	3.19	7.62	6.3	25
	Incl.	73.19	77.34	1.53	4.15	3.4	36
SCO-88		N8757018	E334765	El 915
	dip -50[o]	56.23	103.87	0.58	47.64	34.8	50
		56.23	61.03	1.63	4.80	3.5	40
		89.69	103.87	1.03	14.18	10.4	60
SCO-89		N8757100	E334729	El 921
	dip -41[o]	40.29	82.98	1.30	42.69	33.3	35
	Incl.	40.29	44.22	5.30	3.93	3.1	25
	Incl.	72.87	82.98	3.06	10.11	7.9	40
SCO-71		N8756960	Re-Sampling of Core from Old Holes
			E334814	El 897
dip -49[o] Original Result		59.80	101.80	0.88	42.00	34.9	70
		119.06	122.77	0.20	3.71	3.1	97
DSM Sampling		59.80	101.80	1.52	42.00	34.9	70
		119.06	122.77	1.96	3.71	3.1	97

* all holes are NQ diamond drill core size

** depth calculated based on midpoint of intersection

+ results previously released

Serra do Corrego – Maneira Reef

The Maneira reef is exposed at surface on the east side of the Serra do Corrego hillside for a strike length of about 700m. Inferred mineral resources in two blocks total 1,252,000 tonnes grading 3.53 g Au/t. Hole SCO-84 drilled in 2003 to followup a high grade intersection of 100 g Au/t over 2.0m in an old Anglo hole returned an excellent result of 4 g Au/t over 10.0m true width. Highlights from earlier Anglo holes also include 6.80 g Au/t over 5.70m true width in Hole SCO-55, 4.48 g Au/t over 5.81m true width in Hole SCO-57A and 3.36 g Au/t over a true width of 7.36 g Au/t in Hole SCO-54.

Serra do Corrego – Lagartixa/Viuva

This area is located on the west side of the Serra do Corrego hillside about 3 km (Lagartixa) to 4.5 km (Viuva) north of the processing plant. Geological this is a complicated area with thrusting and repetition of stratigraphy. Lagartixa/Viuva appear to be potential extensions of the upper stratigraphy that hosts the gold-bearing conglomerates at Canavieiras. There is a 170m long garimpo in the Lagartixa portion of the target area. Limited drilling by Anglo at Viuva returned several significant intersections: Hole MVA intersected 12.00 g Au/t (10.38 g/t cut) over a true width of 2.2m and Hole MVA-3A returned 12.25 g Au/t (7.49 g/t cut) over a true width of 1.8m. These two holes are about 50m apart along strike. Several other Anglo holes elsewhere in Viuva did not intersect significant values but this appears to reflect disruption of the mineralization by faulting. There is no previous drilling at Lagartixa.

Serra do Corrego – Maricota

At Maricota, which is located beside the main mine highway and entrance to the road to Serra do Corrego, garimpos have been mining high grade gold (5-6 g Au/t?) along fault structures cutting the Basal Reef very close to the basement contact. The target area here has at least a 100m strike length but may be more extensive. There is no previous drilling in the area.

Joao Belo Sul

In 2003, two holes, totalling 266 metres, were drilled at Joao Belo Sul, located 2km south of the former Joao Belo Norte mine. Hole JBA-292 intersected 3.75 grams gold per tonne over a true width of 14.6 metres at a depth of about 69 metres below surface. This intersection included a high-grade section of 10.62 grams gold per tonne over 3.6 metres true width. JBA-293 returned 1.69 grams gold per tonne over a true width of 11.4 meters at a depth of about 94 metres below surface with a higher grade section of 3.68 grams gold per tonne over 2.8 metres true width.

In 2004, 10 holes totaling 4,754m were completed to followup the favourable results from 2003. These holes were successful in outlining a zone of mineralization to a depth of about 450m that is estimated to contain an inferred mineral resource of 3,890,000 tonnes grading 1.67g Au/t. However, this drilling did not confirm the depth extent of mineralization although the favourable stratigraphy was intersected. Faulting may be complicating the distribution of mineralization. The mineralized horizons intersected in the holes at Joao Belo Sul continue to the south for an additional 9 km of strike length to the Campo Limpo area.

Significant results of drill holes at Joao Belo Sul highlights above are shown in Table 14 below.

Table 14
Significant Drilling Results, Joao Belo Sul

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
JOAO BELO SUL
JBA-292	N8748712	E333912	El 1079
dip – 64°	104.75	121.20	3.75	16.45	14.64	74
			3.06	cut 30 g/t
incl.	108.32	121.20	4.46	12.88	11.46	77
			3.56	cut 30 g/t
incl.	112.71	121.20	6.15	8.49	7.56	81
			4.79	cut 30 g/t
incl.	115.24	119.29	10.62	4.05	3.60	83
			7.79	cut 30 g/t
incl.	104.75	121.20	3.75	16.45	14.64	74
			3.06	cut 30 g/t
JBA-293	N8749152	E333932	El 990
dip – 58°	35.23	36.47	4.92	1.24	1.13	72
incl.	94.07	106.55	1.69	12.48	11.36	124
JBA294	N8748975	E334257	El 1025
dip - 71°	398.08	400.54	1.40	2.46	2.0	380
JBA 296	N8748606	E334274	El 1019
dip - 65°	285.64	286.40	2.84	0.76	0.7	320
	370.08	370.58	1.90	0.50	0.4	410

	390.99	393.74	1.02	2.75	2.4	435
	569.44	574.32	2.08	4.88	4.2	595
	594.87	597.83	1.72	2.96	2.6	610
JBA 297	N8748790	E333912	El 1079m
dip - 67°	127.40	140.86	1.97	13.5	11.7	110
incl	132.43	140.86	2.33	8.40	7.3	112
JBA299 dip - 65°	N8748650	E333945	El 1090
	no significant values
JBA 292A	N8748714	E333911	El 1080
	135.28	191.28	0.49	56.00	31.9	163
incl	135.28	139.26	1.42	3.98	2.3	150
incl	163.67	171.36	0.97	7.69	4.4	167
incl	186.52	191.28	1.37	4.76	2.7	194
	397.00	399.50	0.74	2.50	1.4	398
JBA300	N8749140	E334061	El 992m
dip - 65°	228.45	230.10	2.38	1.65	1.4	206
	275.72	289.92	1.51	14.20	11.6	268

incl.	284.35	289.92	2.69	5.57	4.6	268
JBA301 dip - 53°	N8748874	E333919	El 1075
	no significant values
JBA302	N8748599	E333893	El 1075
dip - 64°	84.56	86.01	1.32	1.45	1.3	63
	97.17	100.05	1.10	2.88	2.6	75
	119.11	120.16	2.53	1.05	1.0	84

* all holes are NQ diamond drill core size

** depth calculated based on midpoint of intersection

Campo Limpo

This target is situated 11 km to the south of the mine plant. A total of ten wide-spaced drill holes were previously completed in the area over a strike length of 800m. Significant assay results include 3.58 g Au/t over a true width of 9.06m in Hole CLP-01; 2.16 g Au/t over 3.5m true width in CLP-03 and 1.18 g Au/t over 14.8m true width in LGP-4. There is potential for an open pittable resource as there are numerous garimpos along the entire strike length. In 1997, JMC estimated an inferred resource at Campo Limpo of 1,165,050 tonnes grading 2.10 g Au/t. The average width was reported to be 8.6m.

Rio Coxo

Rio Coxo is located 12 km north-northeast of the processing plant. Garimpeiros (free miners) are currently working at Rio Coxo in an area about 300m long using short adits and a decline. Two drill holes were completed in 2003 as wells a garimpo channel sampling program. Gold mineralization occurs in a shallowly dipping (25 to 40 degrees west dipping), north striking shear zone with highly altered ultramafics and quartz veins. Gold is hosted primarily within the quartz veins associated with pyrite.

No significant values were obtained in the drill holes although the host structure was intersected in both holes. Two garimpo workings (Galleria 1 and Galleria 2) approximately 30 metres apart were channel sampled which returned 4.23 g Au/t (4.11 g Au/t with highs cut to 60 g Au/t) over an average true thickness of 1.65 metres and a 15 metre horizontal width at Galleria 1. Galleria 2 returned 7.23 g Au/t (4.66 g Au/t with highs cut to 60 g Au/t) over an average true thickness of 1.69 metres and a 17 metre horizontal width.

Sampling Method and Approach

JMC Exploration

JMC geologists lithologically logged and sampled all drill holes. Previous practice was to sample all conglomerates, but William staff changed this to a practice of sampling through the conglomerates into adjacent quartzites on both sides. Surface holes, which tend to be exploration drilling, were split, half-core sampled and then stored for future reference. Underground definition drill holes are whole-core sampled resulting in similar sample volumes to those taken from surface core. Generally, all samples were submitted to the mine’s assay laboratory but, in later years, William began submitting samples from exploration holes to an outside laboratory.

JMC beat geologists collected chip panel samples at regular intervals from all underground development headings which were in, or near, mineralization. Samples were continuous chip/channel samples collected by hammer and moil onto a canvas mat. Historically the samples were collected over narrow widths, often less than 20 cm, however in 1996 this was modified to a standard 50 cm sample except when approaching a lithological contact when shorter samples were permitted.

DSM Exploration

DSM has followed similar drill core sampling procedures to those used by JMC with some modification. All drill core to be sampled was split in half and one half submitted for assay. In the early portions of the program a hand splitter was used. In the latter part, a diamond saw was obtained and sawing replaced most of the splitting except for lower priority samples. Sample lengths were selected based on lithology with the typical sample being about 0.5 m long and the longest being approximately 1.0 m. Much more extensive sampling of the surrounding quartzites is now being conducted because of the potential for low gold grades to affect potential open pit economics.

All samples were tagged with the sample tag stapled to the core box at the start of the sample and a second tag with the same number placed in the sample bag. Care was taken to thoroughly clean the splitter after each sample to avoid contamination of subsequent samples. All drill core, with the exception of some sections of barren intrusive, was split and sent for assay.

Sample Preparation, Analyses and Security

 JMC

During its operation the Jacobina mine had a relatively modern, well-equipped assay laboratory on site, near the plant and metallurgical facility at the Itapicuru mine. The laboratory was equipped for performing both fire assay (FA) and atomic absorption spectrophotometry (AAS) analyses. AAS determinations of precious metals at Jacobina were used only for process control samples which contain soluble gold. All samples from the geology department were analysed by the FA method with gravimetric finish.

The sample preparation facility at the laboratory consisted of a sample drying and handling area and a crushing room. After drying, samples were crushed in stages using a jaw crusher and roll crusher. Samples were then split with a Jones riffle splitter to produce a large sample which was ground to minus 100 mesh pulp in a disk pulverizer. The final pulp was rolled on a rubber mat and then quartered. Sample increments were selected from opposite quarters to composite an analytical subsample or aliquot. This sample was then subjected to FA analysis.

Historically JMC used 100-g aliquots for its fire assays. After a study performed in 1996, which compared 50 g and 100 g samples, it was decided that all FA aliquots at Jacobina would continue to be 100 g in size. In Micon’s experience this is a very large aliquot size and is likely to result in relatively little variability being introduced at the final sample preparation stage. The 100-g samples were fused in a single large crucible. Crucibles for metallurgical and geological samples were kept separate.

Micon’s review in 1998 concluded that the sample preparation procedure described above is a conventional one used in the mining industry for decades. It was noted, however, that in recent years the use of disk pulverizers has been discouraged in the preparation of samples which may contain native gold, as these devices have a tendency to smear gold onto the plates and retain it, only to release the gold later in a following sample. Present best practice is considered to be a ring and puck (or puck and bowl) pulverizer. The practice of rolling a sample on a rubber mat was initiated to homogenize it before selecting a subsample for further preparation or analysis. In a situation where free gold grains exist in a matrix of pulverized silicate minerals, the extreme density contrast between them (19.3 for gold versus 2.7 to 3.1 for most minerals) means that the gold grains are very quickly sifted to the bottom of the pulp and left on the trailing edge as the sample is rolled. A sample processed this way has not been homogenized but, rather, has been segregated. As a result, adequate subsampling for analysis can become difficult. The practice of quartering the pulp to subsample, as used at Jacobina, tends to mitigate this effect somewhat. The preferred practice is to select multiple sample increments from a pulp, having disturbed it as little as possible, or to split a subsample using a very small riffle splitter.

In 1998, Micon expressed its opinion that both of the items outlined above should be generally discouraged given that they are not best analytical practice and tend to magnify problems associated with nugget effect. Nevertheless, given the relatively low and even gold grades of the mineralization at Jacobina, and the general lack of coarse or even visible gold, Micon believed that they have had a very limited effect on the accuracy of the resource estimation. The discussion on data quality below tends to support this view.

In Micon’s view the Jacobina mine laboratory was generally well-operated. It exhibited a high degree of general cleanliness and good housekeeping.

Security

At the Jacobina mine, DSM maintains a large covered storage facility (roof only), with office, for logging and racking of core. This facility was protected by wire mesh and had a locked gate to prevent unauthorized access. It has power and water and was located behind the mine’s main gate. DSM maintains a 24hr security presence at the mine and this has been the case since closure of the mine in 1998. Old core retained by the previous operators is intact and in relatively good condition.

Core is transported directly here, from the drill rigs, and is logged and sampled at the core logging facility. Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

Sample Preparation and Analyses

The primary analyses of all samples were performed by Lakefield Geosol Ltda. (Lakefield), an ISO 9001, 2000 certified laboratory located in Belo Horizonte, Brazil. Samples were routinely shipped each 2-3, in batches of 100 to 250, by truck to Salvador and then by air freight to Belo Horizonte. Turnaround time in the laboratory was approximately 7 to 10 days after receipt of samples. Lakefield regularly provides DSM with a detailed status of all samples shipped to the laboratory, when samples were received and when analytical work is planned to be completed.

Lakefield Geosol employed the following method for sample preparation and analysis in Phase I:

•

Core samples are initially crushed using a jaw crusher and then 250 g is split and pulverized using a “ring and puck” pulverizer to 95% passing 150 mesh. (Note: this procedure was changed early in the Phase II program, see below.)

•

Prior to processing of samples from new projects, pilot samples are analyzed to determine the correct flux and flux composition for best analysis, as determined by the size of the lead button produced.

•

Fifty grams of pulverized material is weighed and transferred to plastic bags containing 120 g (+/-) of the pre-mixed flux as indicated in the worksheet. The addition or omission of other fluxes such as flour and nitre is based upon the sample appearance and/or data gleaned from the pilot samples.

•

The sample and fluxes are mixed, inquarted with AgNO3 and fused for approximately 45 minutes to 1 hour at 1,050°C.

•

The samples are then removed from the furnace and poured into molds.

•

Once cooled, the slag is separated from the lead button and the button is pounded into a cube to remove all remaining attached slag. A button weighing approximately 28 g is the ideal result. The button size is evaluated and any anomalies recorded.

•

The buttons are then transferred to cupels that have been preheated for approximately 15 minutes. The cupels are placed in the cupellation furnace for approximately 50 minutes at 950°C, ensuring that all the lead is oxidized.

•

The cupels are removed from the furnace and the remaining precious metal beads/prills separated for parting and acid digestion.

•

The beads are digested in aqua regia and bulked to a predetermined volume prior to analysis by Atomic Absorption Spectrophotometer (AAS). All test tubes are calibrated to ensure equal bulk up volumes.

•

Fire assay trays hold 24 samples always including one in-house reference sample, a blank, and one duplicate.

•

Samples solutions are read by AAS with the data captured directly into the Laboratory Information Management System (LIMS). All sample data along with QC data are stored in the LIMS with a secure paper trail for traceability.

•

The detection limit for the AUFA50 procedure is 5 parts per billion (ppb).

After completion of DSM’s Phase I exploration program an analysis of the QA/QC data was undertaken. Scatter plots of duplicate samples (both Lakefield vs. Lakefield and Lakefield vs. ALS Chemex) showed regression lines without strong biases but a lot of scatter within the data (see discussion below). A program of screen metallics fire assaying did not find any significant nugget effect so a “cluster nugget effect” problem was suspected. Cluster nugget effect is the tendency, in some deposits, of fine gold particles to be found near other fine gold particles, in small clusters, rather than more evenly distributed. If care is not taken in sample preparation this type of mineralization will behave like a nugget. The gold at Jacobina is known to be generally fine in size hence it was considered possible that there may be a “cluster nugget” effect.

Generally, the most effective method of dealing with cluster nugget effect is to crush/pulverize to a finer size before any splitting of the sample is done. This separates the clusters of fine gold particles and distributes them more evenly through the sample before splitting. Additionally, a larger aliquot may be used for assaying. Micon recommended to DSM that it look into this phenomenon and a revised sample preparation protocol was introduced as of the end of April, 2004. One kilogram of sample was now pulverized (increased from 250 g) to 95% passing minus 200 mesh (increased from 150 mesh). Check samples on rejects assayed at the second laboratory used the same procedure. DSM has retained coarse sample rejects for the program so any necessary reassays can be easily completed.

For all batches of samples, 10% of the pulps and 5% of the rejects were routinely sent to a second laboratory, ALS Chemex (Chemex) in Vancouver, B.C. Selected pulps and rejects are sent to ALS Brasil by Lakefield Geosol. ALS Brasil rebags and numbers the pulps and pulverizes the rejects to 95% passing 150 mesh (changed to 95% passing 200 mesh in April, 2004 as described above). These samples are shipped to Vancouver for analysis.

The fire assay procedure at Chemex is as follows:

•

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

•

The bead is digested in 0.5 ml dilute nitric acid in a microwave oven.

•

0.5 ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting.

•

The digested solution is cooled, diluted to a total volume of 4 millilitres (ml) with de-mineralized water, and analyzed by AAS against matrix-matched standards. The detection limit is 5 ppb.

Samples with greater than 10 parts per million (ppm) Au (10 g/t) are assayed by gravimetric finish as follows:

•

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button.

•

The lead button containing the precious metals is cupelled to remove the lead.

•

The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

In June 2004, DSM introduced three (3) external analytical standards developed by Ore Research & Exploration Pty Ltd. of Australia and marketed in Canada by Analytical Solutions Ltd. The standards, which come in sealed foil packages containing 50g of material, were inserted into batches of samples at the rate of 1 per 75 samples. Lakefield also employs external standards and blanks in each batch of samples as part of their standard laboratory procedures. Results of the standards inserted by DSM were within acceptable analytical limits. Virtually all of the samples are within + or – 2 standard deviations of the recommended values and the Best Fit line in each graph is very close to the recommended value.

Data Verification

JMC

The old Jacobina mine laboratory ran a quality assurance/quality control (QA/QC) program. This program consisted of introducing one sample duplicate and one blank sample with each tray of 35 fire assays. At the time of Micon’s first visit in 1998 it was William’s intention to expand the QA/QC program by purchasing and including an analytical standard and to involve the laboratory in a round-robin cross checking program with other laboratories in Brazil and/or elsewhere in South America.

William also performed an initial statistical analysis of a portion of the Jacobina database after its acquisition of JMC. The data used for the estimation of the resource at Joao Belo were studied and this study was reviewed by Micon in 1998. Frequency histograms and log probability curves were plotted for the raw data.

The plots of raw data from Joao Belo showed a single, lognormally distributed population from just above the 10th, out to beyond the 99th percentile, representing a gold grade range of about 0.1 to over 100 g/t Au. Below the 10th percentile, or approximately 0.1g/t Au, most of the data reported as having a value of 0.01 g/t Au. No analytical results were reported with values of 0.02 to 0.04 g/t Au and very few for 0.05 g/t to 0.09 g/t Au. This probably indicates an inability to discriminate between gold values in this concentration range and likely means that the mine laboratory has an accuracy of about ±0.1 g/t Au. The data also show very few outliers. Of the 39,664 assays in the database, only 32 were above 30.0 g/t Au.

It was Micon’s opinion (Hennessey 2003b) that the portion of the database used by JMC to estimate the resources at Joao Belo was a “clean” and well-sampled one and was suitable for use in the accurate estimation of a resource. It is likely that the remainder of the database is of similar quality.

Production Reconciliation

During its operation the Jacobina mine reconciled its annual production with the mineral resource estimates. Each year the portion of the mineral resource extracted by mining was determined and multiplied by planned recovery and dilution factors. The grade of this diluted mineral resource was reconciled to production figures, as determined by the mill, and a mine call factor (MCF) was calculated and used to adjust diluted resource grades to produce the reported mineral reserve grades. The MCF was calculated using the formula:

(Recovered Grade + Tails Grade)/Diluted Resource Grade

The MCF in use at mine closure was 0.954 indicating that the true head grade was 95.4% of the grade estimated from the mineral resources (prior to application of the MCF). Micon reviewed the methodology used for the resource reconciliation and found it to be appropriate.

The results of the reconciliation show that the diluted resource estimates were predicting the head grade of mill feed to within a discrepancy of less than 5%. This indicates that the assay data produced by the mine were, on average, producing an acceptable level of accuracy for the resource estimates. Micon considered this to be within the normal range for mines and an acceptable level of reconciliation, particularly once the MCF was applied (Hennessey 2003b).

DSM – QA/QC

In Hennessey (2003a) Micon discussed the QA/QC results for DSM’s Phase I exploration program. Micon noted that scatter plots of pulp and reject duplicate assays showed that Chemex was biased high relative to Lakefield. At the time Micon speculated that this bias was likely caused by a few of the higher-grade assays and may be the result of nugget effect.

At the request of DSM, Lakefield carried out a test program of metallic screen assays where, following pulverizing, the samples were screened at 200 mesh and the resulting size fractions analyzed separately. The metallics assays at Lakefield essentially confirmed the original assays and did not detect a significant amount of coarse gold, a result consistent with visual observations. However, another effect was noted. Graphs for results on both pulps and rejects examined by Micon (Hennessey 2003a) showed a fair amount of scatter between 500 and 1,500 ppb, even though the regression line showed relatively little bias. Micon felt at the time that this type of behaviour suggested the possible existence of “cluster nugget effect”. As a consequence DSM instituted a modified sample preparation protocol designed to deal with the cluster nugget effect, as of the end of April, 2003. Micon concluded (Hennessey 2003a) that the new sample preparation protocols have successfully dealt with the earlier problems noted.

The results between the two laboratories compare within acceptable limits and there is no evidence of systemic bias from one laboratory to another. Samples which do not correlate very well are routinely checked and results indicate that this problem is usually due to the nugget effect or in a few cases, misnumbering of samples when they are sent out for checks.

Database Checks

All assay results are received electronically from the laboratories along with assay certificates, in paper form, which are mailed separately. These data are added into the Gemcom drill hole database as results become available. In the Phase I program drill hole logging was performed manually with information entered into Excel spreadsheets for importing into Gemcom. All JMC holes were also entered manually into spreadsheets. During Phase II exploration Gemcom was contracted to write a direct-entry software system which allowed data to be captured electronically as logging occurs. Gemcom has now developed and tested the software which was fully implemented in July, 2003.

DSM felt it was necessary to fully check the manually entered database files for mistakes. For each drill log the original assay certificates were checked to ensure that the assays had been entered correctly. Data, once confirmed, were entered into a spreadsheet for importation into Gemcom. Once entry was complete, the spreadsheet was printed out and rechecked against the drill log. Survey data for the drill hole collars were also checked to ensure that they were located correctly. Once this stage of the checking was complete, plan maps and cross sections were plotted at the same scale as the historical archive. The new sections were overlain on the old and any discrepancies checked and corrected as necessary. DSM completed the data verification process for the historical data in July 2003 with every record checked.

Adjacent Properties

DSM controls most of the Bahia Gold Belt including exposures of the Serra do Corrego Formation in the entire Serra do Jacobina range with the exception of a few small garimpeiro reservations. There are no known adjacent properties whose description or mineralization materially affect the value of DSM’s land holdings.

Mineral Processing and Metallurgical Testing

SNC Lavalin Feasibility Study

SGS Lakefield Research under the direction of SNC Lavalin completed testwork on samples from the Jacobina mine area. The metallurgical results are summarized in the SNC Lavalin feasibility study of September 2003 and filed on www.sedar.com as follows:

“A programme of metallurgical test work was carried out on samples of mineralized material from the Serra do Corrego deposit by Lakefield. SNC-Lavalin is of the opinion that the procedures reported by Lakefield in their report entitled “An Investigation of Gold Recovery From Jacobina Project Samples“to have been carried out by them met industry accepted standards. The test work comprised leach kinectics testing and was completed under the direction of SNC-Lavalin, although SNC-Lavalin did not observe the test work. Although the Jacobina property is reported to have an operating history of many years, it was recognized by SNC-Lavalin and DSM that there was value in carrying out a test work programme, as material from Serra do Corrego had not been previously milled.

Material for the test work was made available from surface exploration drill holes drilled by DSM in the first half of 2003 in the Serra do Corrego deposit. SNC-Lavalin did not observe the drilling. The selection of samples was carried out by SNC-Lavalin, which was intended to be representative, and was based on geological and assay information from the drill core logs made available by DSM. In selecting the samples for metallurgical testing, it was SNC-Lavalin’s objective to provide material from the three lithologies where mineralization has been identified, based on Micon’s analysis of mineralization, namely the Upper Conglomerate, Lower Conglomerate and quartzite, for samples below the anticipated cut-of grade, and material approximating low-grade, medium-grade and higher-grade material. In addition, it was intended to ensure that the two reported size gradations of pebble conglomerate (large-to-medium pebble conglomerate (LMPC) and medium-to-large pebble conglomerate (MLPC)) were fairly represented. The sample consisted of seven composites that covered a grade range of 0.44 g/t to 3.19 g/t for quartzite material, LMPC and MLPC. The grade range was selected to cover low-grade material, historical ore-grade material and high-grade material. The selected samples had already been prepared and shipped to Lakefield Geosol Ltda. (Geosol) in Belo Horizonte by DSM for drill core assaying. Geosol packaged the samples and forwarded them to Lakefield of Ontario where the test work was carried out.

The estimated grade of the combined samples as assayed by Geosol was 1.34g/t; the calculated head as estimated by Lakefield was 1.28 g/t. The results indicated that for the samples studied, leach extractions of 97% could be achieved in 24 hours leaching at a grind size of 80% passing 100 µm, which represented the reported historical plant grind size. Leach kinetics were also evaluated at grind sizes of 80% passing 82 µm and 125 µm. Extractions were unafected by grind size within the range examined.

On a basis of the test work, the plant will be fitted with four additional agitated leach tanks to increase the leach capacity to 24-hour residence time from the pre-existing 16 hours.

According to information provided by DSM, the existing plant has nine hours residence time in the pachuca tanks and an additional seven hours residence time in the carbon tanks for a total of sixteen hours at a throughput rate of 190 t/h. Four new agitated tanks will be added to the leach train as part of the expansion of the plant. This will add 8 hours leach time to bring the leach residence time up to 24 hours.

In 1997, DSM reported the plant recovery experience to be 92.3%. The recent metallurgical test work conducted at Lakefield indicated that extractions for the sample received at eight hours were 88% to 89%, and that the leach was completed in 48 hours with a very small reduction in leach extraction at 24 hours. The leach kinetics curve is very flat from 24 hours to 48 hours.

Based on the test work results, SNC-Lavalin is of the opinion that the proposed expanded leach capacity would result in an average extraction of approximately 97% for feed which has the same composition as the test samples. Also in the opinion of SNC-Lavalin, solution losses from a carbon adsorption plant, such as Jacobina, typically are 0.5% or less. SNC-Lavalin recommends using 0.5% solution loss for a recovery of 96.5%. This recovery is reflected in the analyses included in this Report.”

Morro do Vento Testwork

DSM carried out metallurgical tests on samples from diamond drill holes on the Morro do Vento target area. Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina. The metallurgical test work was conducted to determine recoveries using conventional milling. DSM is continuing further test work to determine the heap leach potential for Morro do Vento.

SGS Lakefield Research Limited of Lakefield, Ontario completed the test work on six grade/ore type composites and one overall master composite prepared from rejects of diamond drill hole samples from the Morro de Vento project. Samples were selected by DSM to provide a representative range of grade and proportion of oxide/sulphide. Sample selection and the metallurgical test process was reviewed by Bruce Ferguson, P.Eng. consulting metallurgist of Kappes, Cassidy & Associates. All samples were originally prepared and tested for gold by fire assay by Lakefield Geosol in Brazil.

The six grade/ore type composites and one overall Master Composite were crushed to -10 mesh. Metallurgical tests consisted of grinding tests on the Master Composite, followed by cyanidation tests on the Master Composite and the individual Grade/Ore Type composites. Averaged gold assay results for the individual composites ranged from 0.53 g Au/t for the Low Grade Oxide composite to 3.50 g Au/t for the High Grade Oxide composite. Direct assay of the Master composite by screened metallics indicated a grade of 1.73 g Au/t.

SGS Lakefield reported that the overall gold extraction for the Master composite was 96.4% with a range of 95.7% to 97.0%. No significant difference in extraction was observed for the tests conducted at shorter, 12 hour, and longer, 48 hour, leach times. Cyanide and lime consumption for the Master Composite were found to be at 0.81 kg/t and 0.22 kg/t, respectively. Extractions for the individual grade/ore type composites ranged from 90.8% for Low Grade Oxide to 98.5% for High Grade Mixed. Tailings gold grades for these samples ranged from 0.02 to 0.07 g Au/t.

Metallurgical tests were carried out by Lyn Jones, P.Eng., Project Metallurgist and Inna Dymov, P.Eng., Senior Metallurgist of SGS Lakefield Research in Lakefield, Ontario. Mr. Jones and Ms. Dymov are Qualified Persons as defined under National Instrument 43-101. Original sample preparation was carried out by Lakefield Geosol, an ISO 9001-2000 laboratory based in Brazil. Sample selection was done by DSM and reviewed by Mr. Bruce Ferguson, P.Eng. consulting metallurgist for DSM with Kappes, Cassidy & Associates. Mr. Ferguson is a Qualified Person as defined under National Instrument 43-101.

Mineral Resource and Mineral Reserve Estimates

Overview

DSM’s estimated mineral resources for the Jacobina property in August 2003 and these were reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International and outlined in the report of Hennessey (2003b). This report provides an update of the mineral resources incorporating results of the 2004 diamond drilling as discussed above. The methodology employed in preparing the new estimation follows that outlined in Hennessey (2003b) using the polygonal longitudinal method. Some geostatistical analysis has been completed on some of the zones and this work is continuing with intent of eventually moving to a block model methodology. However, past production indicates that the polygonal longitudinal method provides a reliable estimate of resources sufficient to provide the basis for mineral estimation.

Mineral Resource Estimates

Database

The assay database, from which the mineral resources at the Jacobina project are estimated, is comprised of two sample types, drill core and chip/channel samples. All of the historical data has been verified and entered into the Gemcom digital database by DSM. New drill holes are logged and information entered directly in a digital database using the Logger program. As assays are received, they are loaded into the Gemcom database which automatically matches the assay results to the correct samples. Chip/channel samples have been composited into pseudo drill holes for use in the resource estimation.

Specific Gravity

JMC has used a specific gravity (SG) of 2.70 for all resource estimation at the mine because the host rocks were composed dominantly of quartz and did not appear to be porous. This number appeared to be confirmed by initial physical property work for DSM by Buckle (2002) who obtained an average SG of 2.68 from twelve hand specimen samples. However, as part of the feasibility study being conducted by SNC-Lavalin, DSM submitted 18 core samples for a “waxed core bulk density test”. The waxed core test returns a true bulk density allowing for porosity in the rock samples.

The average result for the 18 bulk density tests was 2.62 with very little scatter to the data. As a consequence DSM has chosen to pursue a somewhat conservative course and use a bulk density of 2.60 tonnes per cubic metre for resource estimation. Micon concured with the decision.

Estimation Methodology

The estimation methodology utilized is the same as outlined in the Hennessey (2003b) using the conventional polygonal method on vertical longitudinal sections. Geological interpretation of the extent of mineralization for each reef is plotted on the long sections after interpretation has been performed, using plans and drill sections. Individual polygons are created around separate drill hole pierce points. This process is accomplished by plotting the halfway points between all drill holes which then become the vertices at which two, or more, lines of a polygon join. Polygons at the outer edge of the area drilled are terminated against bounding faults and dykes, projected to appropriate depth and terminated or finished against blank polygons around low grade drill holes.

The interpreted extent of mineralization is also subdivided into separate blocks which overly the polygons. The blocks conform to, and are limited by, existing or projected development, as appropriate. These blocks represent individual mineable blocks or stopes or, in unplanned areas of the mine, reasonable projection distances for assay data.

Polygons were done in AutoCAD and areas measured. The determination of volumes and conversion to tonnes was done by the following formula:

Resource (tonne) = PLV (m²)* T. Width (m) * 2.6/ 0.87

Where:

PLV (m²) = area on vertical longitudinal plane

T. Width (m) = true width of drill intersection

2.6 = Specific Gravity

0.87 = sin dip 60°

In the case of the Joao Belo zone, the dip in the lower extension of the LMPC reef is flatter at 60 degrees as compared to the 70 degree dip higher up in the deposit, hence the sin component was adjusted appropriately. High assays were cut to 30 g Au/t however this only affected a small number of assays.

General economic criteria were applied to the resource estimation by DSM in that resource blocks had to meet the average cash cost cut off grade in order to remain in the published table of mineral resources. This was in practice about 1.3 – 1.5 g/t Au depending on the deposit.

Resource Classification

The mineral resource estimate reported here in which is an update of the August 2003 estimate was done in accordance with the standards of Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000 (the CIM Code) and reportable under NI 43-101. Terry Hennessey, P.Geo. of Micon visited the site from November 30 to December 2, 2004.

General economic criteria have been applied to the resource estimation in that blocks must meet the average cash cost cut off grade to remain in the published table of resources. The resources are classified into confidence categories of measured, indicated and inferred using the following criteria;

Joao Belo Area

•

Measured Resources are located between drifting on two underground levels and grades are estimated from channel samples from development headings with maximum intervals of 5 m, cross cuts every 15m and drill holes every 20 m along the drifts.

•

Indicated Resources are delimited by one underground drift along the strike of the zone with similar sampling/drilling as in the measured resources. Below the drift the distance between the drill holes is variable with an average of 130 m along strike and 50 m vertically. In the southern extensions of the Joao Belo North block the limits are established by a higher drill hole density and the 730 level extension. In addition, the extensive mined out stopes to the north strongly support indicated mineral resources in this area.

•

Inferred Resources have been estimated where wide spaced diamond drilling, surface geological data (including garimpos) and underground data indicate geological continuity. Inferred blocks are defined by at least one drill hole.

Basal Reef, Main Reef, Serra do Corrego, Intermediate MVT Reefs, Canavieiras and Other areas

•

Measured Resources are located between drifting on two underground levels. Grades are determined from channel samples which were consistently taken from the face of the two on-reef drifts with a maximum interval of 5.0 m.

•

Indicated Resources are defined by a high density of diamond drill holes with a maximum spacing of 50 m (Basal Reef - 50 m horizontal by 40 m vertical; Serra do Corrego - 25 m horizontal by 30 m vertical; Intermediate MVT - 50 m horizontal by 50 m vertical and Canavieiras – 30 m horizontal in flat zone). Where the drilling density is not as high, extensive mined out stopes indicate continuity of structure and support grades estimated from adjacent drill holes.

•

Inferred Resources have been estimated where wide spaced drilling, surface geological data (including garimpos) and underground data indicates geological continuity. Inferred blocks are defined by at least one drill hole.

Mineral Resources

The mineral resources, as updated and determined by DSM, are set out, by area in Table 15 below.

Table 15
Summary of Mineral Resources Updated by DSM

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	Joao Belo	2,300,000	2.41	180,000
	Itapicuru **	250,000	5.70	45,000
	Serra do Corrego	10,000	7.50	3,000
	Canavieiras	56,000	6.73	12,000
	Subtotal	2,620,000	2.83	240,000
Indicated	Joao Belo	10,300,000	2.37	790,000
	Itapicuru **	9,390,000	2.63	790,000
	Serra do Corrego	910,000	2.39	70,000
	Canavieiras	850,000	3.61	100,000
	Joao Belo Sul	770,000	2.55	60,000
	Subtotal	22,200,000	2.49	1,810,000
Total Measured and Indicated	Joao Belo	12,600,000	2.38	970,000
	Itapicuru**	9,630,000	2.71	840,000
	Serra do Corrego	920,000	2.44	72,000
	Canavieiras	900,000	3.80	110,000
	Joao Belo Sul	770,000	2.55	60,000
	Total	24,800,000	2.53	2,050,000
Inferred	Joao Belo	5,300,000	2.33	390,000
	Joao Belo - other reefs	1,000,000	3.88	120,000
	Itapicuru **	3,800,000	3.17	390,000
	Serra do Corrego	1,800,000	2.95	170,000
	Canavieiras	3,700,000	2.41	290,000
	Joao Belo Sul +	3,900,000	1.67	210,000
	Other Areas	2,700,000	3.23	280,000
	Total	22,200,000	2.61	1,900,000

*Totals have been rounded

** Itapicuru includes Morro do Vento, Morro do Vento Extension and Basal/Main Reef

includes indicated resources above 800level of Morro do Vento of 5,000,000 tonnes grading 2.07 g Au/t

+ Previously included in Other Areas

The mineral resources at Jacobina have been estimated using the polygonal method. This is a long established method of resource estimation which has been shown to be capable of producing accurate global grade estimates when properly used. Jacobina’s production grade reconciliations discussed below, have demonstrated that the mineral resource estimates have predicted mining block grades with reasonable accuracy.

However, it is recognized by DSM that the polygonal method does have some drawbacks as pointed out by Hennessey (2003b). Individual polygon grades are based on single drill holes. The normal variability in sampling for gold makes it unlikely that individual polygon grades have been determined with great accuracy even if the average of a large number of polygons is accurate. Therefore using individual polygon grades to “high grade” or selectively mine a deposit is likely to lead to unachievable expectations.

At Jacobina this side effect is of little material impact as the extents of the zones have generally been selected based on recognizable geological criteria and the extension of previous mining experience. As such the grades of each level of the mine or annual production can be predicted with some confidence. DSM is actively engaging experience geostatistical consultants to determine a more optimum grade interpolation method to provide better local grade estimates to facilitate mine planning.

The updated resource estimate has been reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International. Mr. Hennessey, who is an independent qualified person as defined under National Instrument 43-101, visited the site from November 30 to December 2, 2004. The resource estimation methodology and classification used is the same as outlined in the August 2003 report by Mr. Hennessey filed on SEDAR.

Mr. Hennessey in his review letter concludes ”It is Micon’s opinion that the resource estimate presented is a reasonable one and its classification is consistent with practices previously applied at Jacobina and approved of by Micon. It is also consistent with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000. However, it has the same limitations on accuracy of local estimation of individual polygon grades as described in the Micon report. DSM is working on addressing this limitation with the geostatistical studies under way.”

Mineral Reserves

The updated Jacobina Mine (Joao Belo Zone - LMPC reef) mineral reserves were estimated based on the measured and indicated mineral resources estimated by DSM and reviewed by Micon International as outlined above. The methodology employed to estimate the new resource was the same as outlined in the Micon report of August 2003 (Hennessey, 2003b).

The following tables summarizes the mineral resources and mineral reserves of the Jacobina Mine, Joao Belo Ore Zone, developed from the initial reserve estimate done by Dynatec in August 2003 (SNC Lavalin, 2003) and the updated reserve estimate done by DSM described in this report, following the 2004 drilling program.

Table 16
Mineral Resource Summary, Joao Belo Zone, August 2003 by Micon (Hennessey 2003b)

MINERAL RESOURCE SUMMARY

CATEGORY	Tonnes	"in situ" Grade (g/ton)	Gold Content (ounces)

Measured	2,301,000	2.41	178,100
Indicated	6,818,000	2.31	506,700

Total Measured + Indicated	9,119,000	2.34	684,800

Inferred	8,574,000	2.77	764,100

The August 2003 mineral resource estimate for the Joao Belo Zone was prepared by DSM under the direction of Dr. William N. Pearson, Vice President, Exploration for DSM. The resource estimate was reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International as outlined in his report dated August 2003 (Hennessey, 2003b).

Table 17
Mineral Reserve Summary Joao Belo Zone, August 2003 by Dynatec (SNC Lavalin 2003)

MINERAL RESERVE SUMMARY

CATEGORY	Tonnes	Diluted Grade (g/ton)	Gold Content (ounces)

Proven	1.720,000	2.20	121,672
Probable	5,750,000	2.08	384,566

Total Proven + Probable	7,470,000	2.10	504,405

The Qualified Person that prepared the mineral reserve estimate for Dynatec was Mr. L. R. Hwozdyk, P. Eng., an associate of Dynatec.

The updated mineral resource summary is set out in Table 18 following:

Table 18
Updated Mineral Resource Summary, Joao Belo Zone, December 15, 2005

UPDATED MINERAL RESOURCE SUMMARY

CATEGORY	Tonnes	"in situ" Grade (g/ton)	Gold Content (ounces)

Measured	2.300.000	2.41	180,000
Indicated	10.300.000	2.39	790,000

Total Measured + Indicated	12.600.000	2.38	970,000

Inferred	5.300.000	2.33	390,000

The updated mineral reserve summary estimated by DSM as outlined below is set out in Table 19 following:

Table 19
Updated Mineral Reserve Summary, Joao Belo Zone, March 1, 2005

MINERAL RESERVE SUMMARY

CATEGORY	Tonnes	Diluted Grade (g/ton)	Gold Content (ounces)

Proven	1.955.000	2.02	127,000
Probable	9.147.000	2.04	599,800

Total Proven + Probable	11.102.000	2.04	726,800

The shape and geometry of the mining blocks (stopes) for the reserve calculation was the same used in the mineral resource estimation.

As a result of the significant increase in mineral reserves in the Joao Belo zone, total proven and probable mineral reserves at Jacobina now total 14,378,000 tonnes grading 2.12 g Au/t containing 980,000 ounces of gold as follows:

Table 20

Estimated mineral reserves as of March 1, 2005

Area

Proven

Probable

Proven & Probable

	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Gold Contained
Joao Belo*	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	727,000
Basal Reef**	Nil	Nil	2,304,000	2.51	2,304,000	2.51	186,000
Serra de Corrego**	Nil	Nil	972,000	2.14	972,000	2.14	67,000
Total	1,955,000	2.02	12,423,000	2.14	14,378,000	2.12	980,000

+ Mineral reserves have been classified in accordance with CIM standards under NI 43-101

* Desert Sun Mining internal reserve estimation March 1, 2005 following procedures outlined in SNC Lavalin feasibility study.

** As per original Dynatec mineral reserve estimation September 2003 in the SNC Lavalin feasibility study

Reserve Estimation Methodology

The mineral reserve estimate is based on the updated mineral resource estimate which was prepared using a conventional polygonal technique on vertical longitudinal sections using the procedures as set out in the report by Hennessey (2003b). Key parameters for the determining the resource estimate are as follows.

Specific Gravity

A specific gravity of 2.6 was used. This is same value that was used in the Micon report (Hennessey 2003b) based on tests by SGS Lakefield (SNC Lavalin 2003). A specific gravity of 2.6 was used in the estimate based on a “waxed core bulk density test” carried out in July 2003 by SGS Lakefield, as proposed by SNC-Lavalin; this lowered the specific gravity from earlier estimates of 2.7 that were previously used at the mine.

Geometry

The average dip of the mineralized ore body (LMPC reef) is 60°E.

Methodology

The area of polygons was determined on vertical longitudinal section using AutoCAD. For volume and tonnage calculation the following formulae was used.

Reserve = Area of polygon (m2) x true width (m) x 2.6 / 0.87

Mining Method

The mining will be by sub-level retreat open stoping method. The mine plan consists of stopes that approximately extend from 786 level to 730 level, 730 level to 665 level, 665 level to 605 level, and 605 level to 475 level. The vertical stope height is approximately 60 m except for the 605 level to 475 level stope blocks. Pillars will be left based on the rock mechanics study done by MLF Geotecnica e Mechanicia de Roches Ltda (MLF). Rib pillars will be left along strike where required but optimized in sections of unpay or low grade zones within the ore body. Sill pillars will be temporary left and removed once the mining above has been completed. Mining recovery based on this application was calculated to be 80%, which is consistent with similar sized ore bodies using Longhole mining methods. Generally, the layout provides for two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit Longhole drilling to approximately 30 m. The Drilling will be by electric hydraulic tire-mounted, ITH hammer drill rigs and will take place from the sub-level to the drill drift or undercut drift. Drill patterns have been revised based on previous DSM experience to parallel holes.

The parallel drill drives to be established in both the footwall contact and hanging wall contact will allow for parallel straight holes with pre-shearing holes to be drilled along both the footwall and hangwall. Parallel holes in conjunction with pre-shearing holes done with ITH electric hydraulic drills will significantly reducing drill hole deviation and the introduction of wall sloughing. ANFO will be the blasting agent used in the down holes and any up holes. Cartridges of emulsion type explosive will be used for drill holes when wet conditions are encountered. All production mucking will be performed by 15 tonne LHD’s (load-haul-dump) machines equipped with remote controls. Material haulage will be done with 35 tonne trucks. Haulage trucks will transport the ore from the underground on a dedicated haulage drift to the crusher plant or a surface stockpile. Once the trucks leave the underground they will travel on a high speed double lane hard pack haulage road and dumb directly into the crusher plant or surface stockpile.

Dilution

Dilution estimates are the same as those used in the Dynatec Estimated Mineral Reserves done on August 2003 (SNC Lavalin 2003) for Joao Belo which included an overall average of 15%. This was based on based on the assumption by Dynatec that that dilution would be 200 cm, 100 cm and 100 cm respectively from the combined hangingwall and footwall of the stopes for the mine. MLF Geotecnica e Mechanicia de Roches Ltda (MLF), a Brazilian-based geotechnical firm which worked on the 2003 feasibility study for SNC Lavalin, also provided information related to dilution in the form of estimated displacement and de-stressing around the stopes. In consistent consideration ore dilution was calculated based on ore width (m) according to drilling or channel sampling information plus two(2) metres dilution, one(1) meter on the hangingwall (HW) and one(1) meter on the footwall (FW).

The grade of dilution was estimated from diamond drill samples as follows: Dilution grade calculations were done on an individual mining block basis with hanging wall and foot wall grades initially kept separate. With known zone widths this was easily translated into a predicted thickness of hanging wall and foot wall rock which would comprise the dilution. All drill holes in each mining block were then queried for those intervals and their grades weight averaged. Hanging wall and foot wall were at first averaged separately, in case the grade of each needed to be known, but were later averaged together. Grades by zone were then averaged for each mining block.

Table 21
Grade of Dilution, Joao Belo Zone

CATEGORY	Ture Width (m)	Dilution Grade (g/ton)
Footwall
Proven	1.0	0.23
Probable	1.0	0.23
Hangingwall
Proven	1.0	0.53
Probable	1.0	0.53

The following formula was used for diluted grade:

Diluted Grade = ((ore width x grade) + (1.0m HW x HW grade) + (1.0m FW x FW grade)) / stoping width

Terry Hennessey, P.Geo. of Micon International reviewed the estimated grades of dilution in his reported dated August 2003 (Hennessey 2003b) and concluded that: “Micon has reviewed the dilution grade estimation procedures used and the spreadsheets prepared to calculate them and is satisfied that the methodology used to estimate the grades is appropriate.”

Recommended mining procedures to control dilution by SNC Lavalin (2003) as outlined below were taken into consideration and improved upon by DSM:

“Accurate Longhole drilling with the tire-mounted hydraulic and pneumatic Longhole drills proposed is mandatory in order that dilution be contained within the estimated limits described above. The layout provides for very few “break through inspection opportunities” to check the accuracy of the drilling and DSM should devise methodologies to check drilling accuracy prior to blasting. The production schedule calls for the stopes to be worked for up to 6 months. Given the longevity of the stopes, there is the potential for dilution within the stopes to increase over time. Although rock mechanics studies completed by MLF indicate ground conditions generally to be very good, DSM needs to be consistent of the potential of unplanned dilution and, where possible, adopt a flexible mining plan should production be disrupted or delayed because of such an eventuality. SNC-Lavalin recommends that a system of ground control monitoring be introduced that measures and predicts (if possible) ground movement within a stope that will allow DSM to take proactive steps in stope design or blasting practice should the need arise. This task could be undertaken at the detailed mine design phase of work. Dilution also needs to be controlled by careful location by DSM of the drill drift that is generally planned to be located on the hanging wall side of the stope. Misallocation of this drift into the hanging wall could cause an initiation point for dilution.”

DSM will be using state of the art electric hydraulic ITH drill capable of drilling accurate straight holes up 100 meters. Development will provides two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit Longhole drilling to approximately 30 m. The Drilling will be by electric hydraulic tire-mounted, ITH hammer drill rigs and will take place from the sub-level to the drill drift or undercut drift. Drill patterns have been revised from ring drilling pattern which when drilled into the hanging wall and/or footwall tends to invoke damage will be modified to parallel holes.

The parallel drill drives to be established in both the footwall contact and hanging wall contact will allow for parallel straight holes with pre-shearing holes to be drilled along both the footwall and hanging wall. Parallel holes in conjunction with pre-shearing holes done with ITH electric hydraulic drills will significantly reducing drill hole deviation and the introduction of wall sloughing. The hanging wall development which is guided by a good physical contact will precede the footwall development. Diamond drilling will be done from the leading hanging wall development on twenty (20) meter spacing. This procedure will allow astute determination of the actual footwall contact prior to the footwall development taking place.

Block Cut off Grade

The Block Cut Off Grade used was 1.33 g / tonne Au and was calculated from the Jacobina Mine Business Plan 2005 using a gold price of U$350/ounce and total operating costs of U$14,00/tonne.

Responsibility for Estimation

The mineral resource estimates were done by DSM employees Anselmo Rubio, Carlos Barbosa and others under the direction of DSM’s in-house Qualified Person Dr. William N. Pearson, P.Geo. who accepts responsibility for the mineral resource estimate as DSM’s QP for geological and technical work, as required by NI 43-101

Mr. Rubio is a graduate of the school of geology at Universidade Federal Rural do Rio de Janeiro and has extensive experience at the Jacobina property having worked extensively on the original exploration, mine development and production over a period of almost 30 years. Mr. Barbosa is a graduate geological engineer from the Universidade Federal do Ouro Preto who is a computer specialist in the mining industry in Brazil . Both would be considered Qualified Persons except for the lack of membership in an appropriate self regulatory organization; such an organization is not in existence at this time in Brazil.

B. Terrence Hennessey, P.Geo. (APGO membership #0038), the author of several independent reports on the project (Hennessey, 2003a, 2003b and 1998) has reviewed the resource estimation procedures and results on a regular basis used at Jacobina and their results.

The mineral reserve estimate was completed by DSM Mine Department personnel under the supervision of Mr. Peter Tagliamonte, P.Eng., who accepts responsibility for the mineral reserves as DSM’s QP for mining and engineering work as required by NI 43-101.

Other Relevant Data and Information

SNC Lavalin completed a Feasibility study for DSM which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold. SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.

A key objective of further exploration is to upgrade the presently inferred mineral resources to the indicated category to realize these potentially recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Lavalin Feasibility, which used a gold price of US$350 per ounce and a Real (Brazilian currency) to $US exchange rate of 3:1, the mine can be in production by 2005, producing at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine, which has been on standby since 1998, according to the feasibility plan. On March 30, 2005, the Company announced that the first gold pour had been carried out at the Jacobina Mine.

Interpretation and Conclusions

The 2004 exploration program was very successful in outlining new mineral resources as well as upgrading existing inferred mineral resources to the indicated category. Considerable further drilling from both surface and underground is warranted on the large number of target zones in the Jacobina mine area.

Exploration in the northern area is continuing to demonstrate the excellent potential of the Bahia Gold Belt to host significant gold deposits. The intersection of 5.46 g Au/t over 21.9m true width at Pindobacu is very significant. The alteration zone containing this high grade mineralization is up to 100m long and has been traced along strike for at least 15km.

Work is rapidly progressing on reactivating the Jacobina Mine (Joao Belo Zone) with the mine expected to pour its first gold in April 2005 and to reach steady state production at the rate of 100,000 ounces per year by the Q3 of 2005.

Mineral Resources

Measured and indicated mineral resources for all zones at Jacobina now total 24,800,000 tonnes grading 2.53 g Au/t containing 2,050,000 ounces of gold as shown in Table 22 below. This is significant increase of 690,000 ounces of gold compared to the August 2003 measured and indicated resource of 14,800,000 tonnes at 2.86 g Au/t containing 1,360,000 ounces of gold. Most of this increase has been at the Joao Belo Zone where an additional 3,500,000 tonnes grading 2.48 g Au/t containing 280,000 ounces of gold was added to indicated resources and in the Morro do Vento area where 5,000,000 tonnes grading 2.07 g Au/t containing 350,000 ounces of gold above the 800 level were added to the indicated category.

Inferred mineral resources in all zones now total 22,200,000 tonnes grading 2.61 g Au/t containing 1,900,000 ounces of gold. This a reduction of 600,000 ounces compared to the August 2003 inferred resource of 29,500,000 tonnes grading 2.62 g Au/t containing 2,500,000 ounces of gold. This reduction reflects the successful achievement of the drilling program’s objectives to upgrade inferred resource blocks to the indicated category.

Table 22
MINERAL RESOURCE SUMMARY FOR THE JACOBINA PROJECT

Category	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured Indicated	2,620,000 22,200,000	2.83 2.49	240,000 1,810,000
Total Measured and Indicated	24,800,000	2.53	2,050,000
Inferred	22,200,000	2.61	1,900,000

Micon reviewed the updated resources estimation and agreed that they were properly estimated classified according to the requirements of NI 43-101.

Mineral Reserves

DSM has completed an updated mineral reserve estimate for its Jacobina mine - Joao Belo zone - based on the new measured and indicated mineral resource estimates described in this report. Mineral reserves in the Joao Belo zone as estimated in the SNC feasibility study of September, 2003, were 7,471,000 tonnes at 2.10 grams per tonne gold containing 504,000 ounces of gold.

Proven and probable mineral reserves in the Joao Belo zone are now 11,102,000 tonnes grading 2.04 grams per tonne gold containing 727,000 ounces, an increase of 44 per cent in contained ounces. Total proven and probable mineral reserves in all zones at Jacobina, which previously were 10,746,000 tonnes at 2.20 grams per tonne gold, containing 758,000 ounces of gold, are now 14,378,000 tonnes at 2.12 grams per tonne gold containing 980,000 ounces of gold as summarized in Table 23 below. The conversion rate of the new indicated resource to mineral reserve is about 75 per cent, which is comparable with the historical experience at the mine and to the conversion rate of the SNC Lavalin feasibility study.

This new reserve is now being used in the Jacobina mine development plan and increases mine life by over two years. The other major zones -- Morro do Vento, Morro do Vento extension (basal/main reef), Canavieiras and Serra do Corrego -- will have updated and/or new mineral reserves estimated as mine planning/feasibility studies for each area are completed. The total measured and indicated mineral resource at Jacobina for all zones is 24.8 million tonnes grading 2.53 grams per tonne gold containing 2.05 million ounces of gold.

Table 23

Estimated mineral reserves as of March 1, 2005

Area

Proven

Probable

Proven & Probable

	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Gold Contained
Joao Belo*	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	727,000
Basal Reef**	Nil	Nil	2,304,000	2.51	2,304,000	2.51	186,000
Serra de Corrego**	Nil	Nil	972,000	2.14	972,000	2.14	67,000
Total	1,955,000	2.02	12,423,000	2.14	14,378,000	2.12	980,000

+ Mineral reserves have been classified in accordance with CIM standards under NI 43-101

* Desert Sun Mining internal reserve estimation March 1, 2005 following procedures outlined in SNC Lavalin feasibility study.

** As per original Dynatec mineral reserve estimation September 2003 in the SNC Lavalin feasibility study

Exploration and Development

A major exploration and development program collectively estimated to cost US$10,600,000 is recommended for 2005 to followup on the success of 2004 as follows:

Exploration

A continuation of the intense exploration program in the Jacobina mine area carried out in 2004 is recommended for 2005 along with a considerable increase in funds allocated to explore the northern area. The proposed program which will cost an estimated $US5,200,000 ($R2.6 =$US1.00) includes at least 25,000m of diamond drilling as follows:

•

Basal/Main Reef in Morro do Vento Extension – 6,800m of surface and underground drilling to followup high grade intersections in both reefs and test if the Main reef extends to surface in the Morro do Vento Extension;

•

Canavieiras – 6,500m of underground drilling focussing on the south-eastern and southern extensions of the MU/LU reefs and the Piritoso/Liberino reefs;

•

Serra do Corrego – 3,000m of definition to test the downdip and on-strike extension of the existing mineral resource;

•

Serra do Corrego (LGX, Viuva, Maneira) – 3,600m of surface drilling to test targets where limited previous drilling suggests the potential for higher grade mineralization;

•

Pindobacu – 6,300m of surface drilling to followup the excellent results of the 2004 program and also test other targets identified on-strike; and

•

Regional Exploration – 1,500m of drilling to test for potential entry point areas in the northern area

In addition to drilling, approximately 50 line kilometres of induced polarization surveys will be completed in the Pindobacu Fumaca area to better define targets in the major hydrothermal alteration zone. Coverage of grids will be extended and soil geochemical surveys also completed.

Development and Exploration

A two part development and exploration program focussed on extending the Joao Belo zone to the south and evaluating the newly developed Morro do Vento zone. The total cost of the program is estimated to be US$5,400,000. The recommended 2005 development and exploration program will consist of:

Joao Belo

Objective: Expand and define the Joao Belo II ore zone in the south.

•

8,000 meters of under ground diamond drilling

•

300 meters of development drifts

•

US$ 325,000 Capital investments

Morro do Vento

Objective:

1.

Determine the continuity of the ore zone above the 800 meter level.

2.

Determine the continuity of the ore zone by actual drifting

•

2,400 meters from the 750 meter level.

•

3,450 meters from the 750 meter level.

•

70 meters of slashing development

•

480 meters cross-cut development

•

300 meters of exploration development in ore

•

290 meters (equivalent ) for drilling stations

•

US$ 577,000 for equipping and services.

•

US$ 3,367,000 Capital investments

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

	The information for 2004 is for the 16 Month period ended December 31, 2004. The information for 2003 and 2002 is for the year ended August 31
	2004	2003	2002
Net sales or total revenues	$673,354	$82,442	$2,414
Income from continuing operations - in total	Nil	Nil	Nil
- per share	(0.00)	(0.00)	(0.00)
Net income (loss) - in total	($8,265,553)	($2,254,073)	$(125,421)
- per share	(0.14)	(0.09)	(0.01)
Total Assets	64,876,469	10,088,156	1,812,288
Total long term debt	314,140	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil

The Company's accounting policy with respect to deferred exploration costs is to capitalize expenditures incurred and charge the amounts to income when properties are developed to a stage of commercial production, through unit of production depletion. If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs are charged against income in the year of abandonment or determination of value.

In the fiscal year ending August 31, 2002, the Company wrote-off its investment in the Tubutama borate project. This one time write-off was in the amount of $23,249.

5.2 Dividends

The Company has not paid any dividends since incorporation and the Company does not expect to pay dividends in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors that the directors may deem appropriate at the time. However, the Company is not limited in any way in its ability to pay dividends on its common shares.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading “Management’s Discussion and Analysis” on pages 5 through 25 of the Company’s 2004 Annual Report to Shareholders, which is incorporated herein by reference and can be viewed at www.sedar.com.

ITEM 7: MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the TSX under the symbol DSM, on the American Stock Exchange under the symbol DEZ and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT.

Common share purchase warrants of the Company are posted for trading on the TSX, under the symbol “DSM.WT”. Each such warrant is exercisable at a price of $2.50 before November 20, 2008.

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director or an executive officer of the Company. The statement as to the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 28, 2004.

Name and Municipality Of Residence	Position(s) Presently Held with Company & Period of Service as a Director/Officer	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised

Stan Bharti Toronto, ON	Chairman and Director, has been a Director since February 28, 2002	Professional Engineer	1,050,000

Gerald P. McCarvill (2) (3) Toronto, ON	Vice-Chairman & Director, has been a Director since July 15, 2002	Business Executive	536,000

BruceHumphrey Brampton, ON	President, Chief Executive Officer & Director since October 18, 2004	President and Chief Executive Officer of the Company	Nil

Name and Municipality Of Residence	Position(s) Presently Held with Company & Period of Service as a Director/Officer	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Peter Bojtos (1)(3)(4) Lakewood, CO	Director since June 19, 2002	Professional Engineer	110,000

Kenneth Taylor (1)(2)(3)(4) New York, NY	Director since September 16, 2002	Business Consultant	Nil

Dr. William Pearson Thornhill, ON	Vice-President, Exploration since June 5, 2002	Vice President – Exploration of the Company	Nil

Nancy McInerney- Lacombe (1)(2)(4) Toronto, ON	Director since July 1, 2003	Business Executive	Nil

Stephen Woodhead Oakville, ON	Chief Financial Officer since May 1, 2003	Chief Financial Officer of the Company	Nil

Kurt Menchen Bahia, Brazil	Vice President, Business Development (Brazil) since February 13, 2003	Vice President, Business Development (Brazil) of the Company	Nil

Tony Wonnacott Toronto, ON	Corporate Secretary since December 11, 2003	Corporate Lawyer	4,000

John Carlesso Toronto, ON	Vice President, Corporate Development since October 23, 2003	Vice President, Corporate Development of the Company	Nil

Peter Tagliamonte Bahia, Brazil	Vice President, Operations and Chief Operating Officer since November 11, 2003	Vice President, Operations and Chief Operating Officer of the Company	Nil

Member of the Audit Committee.

Member of the Compensation Committee. Member of the Nominating Committee.

Member of the Corporate Governance Committee.

Each of the foregoing individuals has held his or her present principal occupation or other office or position with the same firm set opposite his or her name for the past five years, except for: Mr. Bharti who, from December 1999 to May 2001, was Chief Executive Officer of Galaxy Online Inc.; Mr. McCarvill who, from December 1995 to July 2002, was President and Chief Executive Officer of McCarvill Corporation; Mr Humphrey who, from 1998 to 2004 was the Vice President and Chief Operating Officer for Goldcorp Inc.; Dr. Pearson who, from September 2000 to May 2003, was President and Executive Director of Association of Professional Geoscientists of Ontario, and prior thereto, and has, since March 1990, also served as President of Pearson Geological Ltd.; Mr. Woodhead who, from January 1997 to March 2004, was Chief Financial Officer of Trans Hex International Ltd.; Mr. Menchen who since December 1997 has been General Manager of William Resources Ltd.; Mr. Wonnacott, who, from May 1999 to February 2003 was with the law firm McMillan Binch LLP, Mr. Carlesso, who, from August 2000 to September 2003, was director of investor relations of Kasten Chase Applied Research Limited, and prior thereto, from 1993 to August 2003, was a private consultant; and Mr. Tagliamonte, who, from 1997 to November 2003, was Mine Manager of the Sao Bento Mine for Eldorado Gold Corporation.

The directors and senior officers as a group beneficially own directly or indirectly or exercise control or direction over 2.02% the outstanding common shares issued of the Company.

8.2 Corporate Cease Trade Orders Or Bankruptcies

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, is, or within the ten years before the date of this annual information form has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, have: (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, within the ten years before the date of this annual information form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts Of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the

Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Stan Bharti, current Chairman and former President and Chief Executive Officer of the Company, is also a director and former officer of VVI, the entity from which the Company acquired the Jacobina property. At the time that the Company and VVI entered into the agreement that entitled the Company to earn a 51% interest in the Jacobina property, Mr. Bharti was not an officer or director of the Company. At the time that VVI granted the Company the option to acquire the remaining 49% interest in the Jacobina property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

ITEM 9: ADDITIONAL INFORMATION

1. The Company shall provide to any person or company, upon request to the Corporate Secretary of the Company:

a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

i.

one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this annual information form;

ii.

one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

iii.

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

iv.

one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

b)

at any other time, one copy of any documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Annual financial statements, proxy circulars and interim financial statements of the Company are available at the SEDAR internet web site (www.sedar.com).

Additional information, including directors' and officers' remuneration and indebtedness in respect of the Company, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, as applicable, is contained in the management information circular of the Company dated March 7, 2005. Additional financial information is provided in the Consolidated Financial Statements of the Company for its most recently completed fiscal period.

NOTES

Metric Equivalents

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To Convert	To Imperial	Multiply by
from Metric hectares	Acres	2.471
metres	Feet	3.281
kilometres	Miles	0.621
tones	tons (2,000 pounds)	1.102
grams/tonne	ounces (troy)/ton	0.029

Glossary of Terms

Except as otherwise defined, the following terms, used in this Annual Information Form, have the following meanings:

Au:	Gold
deposit:

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing mineral, unless final legal, technical, and economic factors are resolved.

g/t; g Au/t:	Grams per metric tonne; grams gold per metric tonne.
exploration information

Means geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing,

assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit.

indicated resource:

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource:

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

JMC	Jacobina Mineragao e Comercio Ltda., the Brazilian company that holds the claims for the Jacobina project.
measured resource:

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve

The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
mineral resource

Is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Micon	Micon International Limited, a geological consulting company that has reviewed information on the project.
net profits royalty:

A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

net smelter return royalty:

A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

ore:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.
ounces/oz:	Troy ounces.
oz/ton:	Troy ounces per short ton.
probable mineral reserve:

The economically mineable part of an Indicated, and in some circumstances a Measured Mineral

Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve:

The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person

Means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association.

SNC-Lavalin	SNC-Lavalin Engineers & Constructors, Inc.
ton:	Short ton (2,000 pounds).
tonne:	Metric tonne (1,000 kilograms).

Endnotes

On March 30, 2005, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.22 or Cdn.$1.00 = US$0.82.

Grupamento Mineiro (Mining Lease